SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2012

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Circular of (1) Major Transaction and Connected Transaction in respect of the Acquisition of Certain CDMA Network Assets and Associated Liabilities and (2) Renewal of Existing Continuing Connected Transactions, dated August 30, 2012	A-1

1.2	2012 Interim Report, dated August 22, 2012	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate the acquired business or assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

2

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business; and

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 3, 2012	By:	/s/ Wang Xiaochu
		Name:	Wang Xiaochu
		Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser(s) or other transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

(1) MAJOR TRANSACTION AND CONNECTED TRANSACTION IN RESPECT OF

THE ACQUISITION OF CERTAIN CDMA NETWORK ASSETS AND

ASSOCIATED LIABILITIES

AND

(2) RENEWAL OF EXISTING CONTINUING CONNECTED TRANSACTIONS

Financial Adviser to China Telecom Corporation Limited

Independent Financial Adviser to the Independent Board Committee

and the Independent Shareholders

A letter from the Board is set out on pages 7 to 24 of this circular. A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders is set out on pages 25 to 26 of this circular. A letter from China International Capital Corporation Hong Kong Securities Limited, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 27 to 44 of this circular.

A notice dated 30 August 2012 convening an extraordinary general meeting of the Company to be held at 31 Jinrong Street, Xicheng District, Beijing, PRC on 16 October 2012 at 10:00 a.m. is set out on pages 69 to 72 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

30 August 2012

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms and expressions have the following meaning:

“Acquisition”	the acquisition of the Acquisition Target under the Acquisition Agreement

“Acquisition Agreement”	the acquisition agreement dated 22 August 2012 entered into between the Company (as purchaser) and China Telecommunications Corporation (as vendor) in relation to the Acquisition

“Acquisition Target”	the Assets and the Associated Liabilities

“ADSs”	American Depositary Shares which are issued by The Bank of New York Mellon and traded on the New York Stock Exchange, with each ADS representing 100 H Shares

“Ancillary Telecommunications Services Framework Agreement”	the Ancillary Telecommunications Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 22 August 2012 with expiration on 31 December 2015

“Annual Caps”	the maximum aggregate annual values

“Articles of Association”	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time

“Assets”	the assets relating to the CDMA Network to be acquired by the Company as specified in the Acquisition Agreement

“associate(s)”	has the meaning ascribed thereto in the Listing Rules

“Associated Liabilities”	the liabilities to be assumed by the Company as specified in the Acquisition Agreement

“Board”	the board of Directors of the Company

“Business Day”	any day on which commercial banks in Beijing, China are open for corporate business

“Capacity”	capacity on the constructed CDMA Network required by the Company to operate the CDMA Service measured in terms of actual number of subscribers

DEFINITIONS

“CDMA”	Code Division Multiple Access Technology, which is a digital transmission technology that accommodates higher throughput by using various coding sequences to mix and separate voice and data signals for wireless communication, including all upgrades to such technology from time to time

“CDMA Network”	the CDMA cellular telecommunications network owned by China Telecommunications Corporation and operated by the Company

“CDMA Service”	the service of providing, operating or marketing the provision of CDMA telecommunications business by the Company

“CDMA Service Revenue”	the service revenue generated by the Company in the course of operating its CDMA telecommunication business which shall be calculated by the total revenue from the CDMA Service under IFRS minus any upfront non-refundable revenue arising out of the CDMA Service and any revenue from sale of telecommunication products in connection with the CDMA Service

“China” or “PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan)

“China Telecommunications Corporation”	China Telecommunications Corporation , a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses

“Company”	China Telecom Corporation Limited , a joint stock limited company, listed on the main board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information service business

“Completion Date”	31 December 2012

“connected person”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

DEFINITIONS

“EGM”	the extraordinary general meeting of the Company to be convened on 16 October 2012, the notice of which is set out in this circular, or any adjournment thereof

“Engineering Framework Agreement”	the Engineering Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 22 August 2012 with expiration on 31 December 2015

“Existing Continuing Connected Transactions”	certain existing continuing connected transactions of the Company, including the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement

“Final Consideration”	the consideration payable for the Acquisition by the Company to China Telecommunications Corporation after the Price Adjustment of the Initial Consideration in accordance with the Acquisition Agreement

“Financial Adviser” or “UBS”	UBS AG, Hong Kong Branch acting as the financial adviser to the Company in respect of the Acquisition

“Group”	the Company, together with all of its subsidiaries

“H Shares”	the ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00, which are subscribed for and paid up in a currency other than Renminbi and are listed on the Stock Exchange

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong. For reference only, the amounts in Hong Kong Dollars set out in this circular are translated from Renminbi at HK$1.00 = RMB0.816. Such translation should not be construed as representations that the amounts in one currency actually represent, or could be converted into, the amounts in another currency at the rate indicated, or at all

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent board committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming, formed to advise the Independent Shareholders in respect of the Acquisition Agreement and the renewal of the Existing Continuing Connected Transactions

“Independent Financial Adviser” or “CICC”	China International Capital Corporation Hong Kong Securities Limited, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Acquisition Agreement and the renewal of the Existing Continuing Connected Transactions

DEFINITIONS

“Independent Shareholders”	shareholders of the Company other than China Telecommunications Corporation and its associates

“Independent Third Party”	an entity which is independent of and not connected to the Company or its connected persons, and which is not a connected person of the Company

“Initial Consideration”	the initial consideration payable for the Acquisition by the Company to China Telecommunications Corporation agreed under the Acquisition Agreement, which is RMB84,595,410,000 (equivalent to approximately HK$103,671 million)

“Latest Practicable Date”	24 August 2012, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listed Service Areas”	Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei, Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi, Sichuan, Shanxi, Hunan, Hainan, Yunnan, Gansu, Qinghai and Guizhou provinces, and Beijing, Shanghai, Chongqing and Tianjin municipalities, and the Guangxi Zhuang, Xinjiang Uygur, and the Inner Mongolia, Ningxia Hui, and Xizang autonomous regions and other areas as may be agreed between the Company and China Telecommunications Corporation

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Network Branches”	China Telecommunications Corporation Network Branch and other network branches set up by China Telecommunications Corporation in 30 provinces, municipalities and autonomous regions, including Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei, Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi, Sichuan, Shanxi, Hunan, Hainan, Yunnan, Gansu, Qinghai and Guizhou provinces, and Beijing, Shanghai, Tianjin and Chongqing municipalities, and the Guangxi Zhuang, Xinjiang Uygur, the Inner Mongolia and Ningxia Hui autonomous regions

“New Continuing Connected Transactions”	the new continuing connected transactions entered into between the Company and China Telecommunications Corporation and/ or its associates arising from the Acquisition, consisting of the transactions contemplated under each of the CDMA Network Facilities Lease Framework Agreement and the Land Use Right Lease Framework Agreement

DEFINITIONS

“Pre-completion Period”	the period between the date on which the Acquisition Agreement becomes effective and the Completion Date

“Price Adjustment”	the adjustment to the Initial Consideration to reflect changes in the value of the Acquisition Target during the Relevant Period as specified in the Acquisition Agreement

“Properties”	the land use rights, buildings and structures with good and valid title that are owned by China Telecommunications Corporation and which form part of the Assets under the Acquisition, a summary of which is set out in Appendix IV-A — Summary of Property Valuation Report

“Property Leasing Framework Agreement”	the Property Leasing Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 22 August 2012 with expiration on 31 December 2015

“Property Valuer” or “CEA”	Beijing CEA Real Estate Appraisal Co., Ltd, acting as the independent valuer providing appraisal service on the evaluation of the Properties

“Relevant Period”	the period between the date following the base date for the asset appraisal (being 31 March 2012) up to (and including) the Completion Date

“Retained Assets and Liabilities”	the assets and liabilities of China Telecommunications Corporation held by the Network Branches and will be retained by China Telecommunications Corporation in accordance with the Acquisition Agreement, including (i) monetary funds of the Network Branches and (ii) properties, properties under construction and land use rights of defective title as at the base date for the asset appraisal (being 31 March 2012) owned by the Network Branches, and any new properties, properties under construction and land use rights obtained by the Network Branches during the Relevant Period

“RMB”	Renminbi, the lawful currency of the PRC

“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

DEFINITIONS

“Supervisory Committee”	the supervisory committee of the Company

“Telecom CDMA Lease”	the CDMA network capacity lease agreement dated 27 July 2008 signed between the Company and China Telecommunications Corporation, as amended by its supplemental agreement dated 25 August 2010 expiring on 31 December 2012

FORWARD-LOOKING STATEMENTS

Certain statements contained in this circular may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Executive Directors:	Registered office:
Wang Xiaochu	31 Jinrong Street
Yang Jie	Xicheng District
Wu Andi	Beijing 100033, PRC
Zhang Jiping
Yang Xiaowei	Place of business in Hong Kong:
Sun Kangmin	38th Floor
Ke Ruiwen	Dah Sing Financial Centre
108 Gloucester Road
Independent Non-executive Directors:	Wanchai, Hong Kong
Wu Jichuan
Qin Xiao
Tse Hau Yin, Aloysius
Cha May Lung, Laura
Xu Erming

30 August 2012

To the Shareholders

Dear Sir or Madam,

(1) MAJOR TRANSACTION AND CONNECTED TRANSACTION IN RESPECT OF

THE ACQUISITION OF CERTAIN CDMA NETWORK ASSETS AND

ASSOCIATED LIABILITIES

AND

(2) RENEWAL OF EXISTING CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

The Acquisition

Reference is made to the announcement of the Company dated 22 August 2012 in relation to the Acquisition.

At present, pursuant to the Telecom CDMA Lease, China Telecommunications Corporation has agreed to lease the Capacity on the CDMA Network to the Company and the Company has the exclusive right to use and operate the CDMA Network to provide the CDMA Service in the Listed Service Areas during the term of the Telecom CDMA Lease. The lease fee for the Capacity under the CDMA Network is currently 28% of the audited CDMA Service Revenue. To facilitate the arrangement under the Telecom CDMA Lease, China Telecommunications Corporation has set up certain network branches in the Listed Service Areas to procure and construct the CDMA Network and hold the relevant CDMA Network assets, including the Acquisition Target.

LETTER FROM THE BOARD

China Telecommunications Corporation has granted to the Company an option to purchase the CDMA Network (the “Purchase Option”) under the Telecom CDMA Lease. The Purchase Option may be exercised, at the discretion of the Company, at any time during the term of the Telecom CDMA Lease or within one year after the expiry of the Telecom CDMA Lease. No premium has been paid or will be payable by the Company for the grant of the Purchase Option. The Telecom CDMA Lease will expire on 31 December 2012.

For the reasons set out in the section headed “Reasons for and Benefits of the Acquisition” in this circular, the Company has proposed to acquire from China Telecommunications Corporation certain assets and associated liabilities relating to the CDMA Network (comprising the Acquisition Target) held by the Network Branches located in 30 provinces, municipalities and autonomous regions in the PRC (which do not include Xizang Autonomous Region). Pursuant to the Acquisition Agreement entered into on 22 August 2012, the Company has agreed to purchase, and China Telecommunications Corporation has agreed to sell, the Acquisition Target at the Initial Consideration of RMB84,595,410,000 (equivalent to approximately HK$103,671 million), which is subject to the Price Adjustment in accordance with the mechanism described in the section headed “The Acquisition Agreement — Consideration” in this circular to arrive at the Final Consideration.

As certain applicable percentage ratios in respect of the Acquisition represent more than 25% but less than 100% for the Company, the Acquisition constitutes a major transaction for the Company under Chapter 14 of the Listing Rules and is subject to the approval of the Shareholders.

As China Telecommunications Corporation is the controlling shareholder of the Company, China Telecommunications Corporation is a connected person of the Company and the Acquisition also constitutes a connected transaction under Chapter 14A of the Listing Rules.

As the Acquisition constitutes a major and connected transaction for the Company under Chapters 14 and 14A of the Listing Rules, it is subject to the reporting, announcement and independent shareholders’ approval requirements. As China Telecommunications Corporation is a connected person of the Company and is regarded as having a material interest in the Acquisition, it and its associates will abstain from voting on the resolutions relating to the Acquisition at the EGM.

New Continuing Connected Transactions

Following the completion of the Acquisition, the Company will lease certain CDMA Network facilities, properties and land use rights which will not form part of the Assets of the Acquisition Target from China Telecommunications Corporation and/or its associates to maintain continuity in the business operations of the Company and the provision of the CDMA Service by the Company. Accordingly, the Company entered into the New Continuing Connected Transactions with China Telecommunications Corporation and/or its associates on 22 August 2012 and the relevant agreements will become effective on the day immediately after the Completion Date.

As each applicable percentage ratio (other than the profits ratio) under the Listing Rules for each of the New Continuing Connected Transactions is less than 0.1%, such transactions are regarded as continuing connected transactions exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Rule 14A.33 of the Listing Rules.

LETTER FROM THE BOARD

Renewal of Existing Continuing Connected Transactions

Reference is made to the announcement of the Company dated 22 August 2012, in which the Board announced that the Company and China Telecommunications Corporation have agreed on 22 August 2012 to renew the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement in accordance with their respective provisions for a further term of three years expiring on 31 December 2015.

The Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement will expire on 31 December 2012 under their current terms.

As China Telecommunications Corporation is the controlling shareholder of the Company, the transactions contemplated under each of the Existing Continuing Connected Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As certain applicable percentage ratios (other than the profits ratio) of the proposed Annual Caps for the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement are expected to exceed the 5% threshold under Chapter 14A of the Listing Rules, such continuing connected transactions will fall under Rule 14A.35 of the Listing Rules and are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Independent Board Committee has been established to advise the Independent Shareholders in respect of the Acquisition Agreement and the renewal of the Existing Continuing Connected Transactions. CICC has also been retained as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Acquisition Agreement and the renewal of the Existing Continuing Connected Transactions.

The purpose of this circular is to provide you with information regarding the resolutions to be approved at the EGM, including, among other things, further particulars of:

(i)	the Acquisition;

(ii)	information on the New Continuing Connected Transactions;

(iii)	details of the renewal of the Existing Continuing Connected Transactions;

(iv)	the letter from the Independent Board Committee containing its recommendations to the Independent Shareholders;

(v)	the letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders;

(vi)	financial information of the Group;

(vii)	unaudited financial information of the Acquisition Target;

(viii)	unaudited pro forma financial information of the Group after the Acquisition;

LETTER FROM THE BOARD

(ix)	a summary of the property valuation report and a letter from the Property Valuer;

(x)	details of the amendments to the Articles of Association; and

(xi)	the notice of the EGM to consider and, if thought fit, to approve the resolutions relating to the Acquisition, the renewal of the Existing Continuing Connected Transactions and other matters.

THE ACQUISITION AGREEMENT

Date

22 August 2012

Parties

(1)	the Company, as purchaser; and

(2)	China Telecommunications Corporation, as vendor.

Acquisition Target to be Acquired

The Acquisition Target comprises the following assets and associated liabilities relating to the CDMA Network:

(1)	the Assets, including certain assets of China Telecommunications Corporation held by the Network Branches, including but not limited to the Properties and other auxiliary facilities, general facilities, line equipment, wired transmission equipment, wireless transmission equipment, switching equipment, digital communication equipment, corporate information system equipment, emergency communication equipment, mobile communication equipment and power supply equipment, software copyrights and patented technologies, together with contracts, agreements and operating records, documents and files related to these assets, except any assets in the Retained Assets and Liabilities; and

(2)	the Associated Liabilities, including liabilities of China Telecommunications Corporation assumed by the Network Branches to be transferred in association with the transfer of the Assets, and relevant contracts, agreements, records, documents and files related to these liabilities, except any liabilities in the Retained Assets and Liabilities.

Consideration

The Initial Consideration for the Acquisition is RMB84,595,410,000 (equivalent to approximately HK$103,671 million), and is subject to the Price Adjustment in accordance with the mechanism described in the Acquisition Agreement to arrive at the Final Consideration.

The Initial Consideration and the mechanism for the Price Adjustment were arrived at after arm’s length negotiations between the Company and China Telecommunications Corporation and are on normal commercial terms, with reference to various factors including, but not limited to, a valuation range determined on the basis of a number of generally accepted industry valuation methodologies and conventions, the appraised value of the Assets (based on a report commissioned by China Telecommunications Corporation and produced by an independent appraiser), the specific and unique characteristics of the Assets, the prevailing business conditions and growth prospects of the CDMA Service provided by the Company, standard commercial terms, and other considerations such as that arising during the normal course of negotiations.

LETTER FROM THE BOARD

The Initial Consideration, which will be adjusted by the Price Adjustment as specified in the Acquisition Agreement to reflect the change in value of the Acquisition Target during the Relevant Period, will form the Final Consideration payable by the Company to China Telecommunications Corporation for the Acquisition. A mutually recognised auditor will be appointed to conduct an audit on the financial information of the Acquisition Target within a reasonable period of time after the Completion Date. The Price Adjustment will be based on the change of the carrying amount, which will primarily be driven by the capital expenditure, the depreciation and the changes in the liabilities in relation to the Acquisition Target during the Relevant Period. The amount of the Price Adjustment will not be more than RMB3,000 million (equivalent to approximately HK$3,676 million). The Final Consideration will not be more than RMB87,595,410,000 (equivalent to approximately HK$107,347 million).

The Final Consideration will be payable in cash by the Company to China Telecommunications Corporation as follows: (i) RMB25,500 million (equivalent to HK$31,250 million) will be payable within five Business Days following the Completion Date and (ii) the balance of the Final Consideration (the “Deferred Payment”) will be payable on or before the fifth anniversary of the Completion Date after all the conditions precedent for completion as set out below have been fulfilled or otherwise waived by both parties. The payment will be funded from the Company’s internal resources and relevant debt financing sources.

The Company may, from time to time, prepay all or part of the Deferred Payment at any time after the Completion Date without penalty until the fifth anniversary of the Completion Date. The Company will pay interest on the outstanding amount of the Deferred Payment to China Telecommunications Corporation at half-yearly intervals and the interest will accrue from the day following the Completion Date. The interest rate will be set at a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the Completion Date and will be adjusted once a year in accordance with the last yield of the 5-year super AAA rated Medium Term Notes published by the National Association of Financial Market Institutional Investors at the end of each year. For the Shareholders’ reference, the yield of 5-year super AAA rated Medium Term Notes published by the National Association of Financial Market Institutional Investors on 20 August 2012 was 4.35%.

In the event any amount payable by the Company under the Acquisition Agreement is not paid when due, the Company will be required to pay the liquidated damages on such amount at a daily rate of 0.03% of the arrears from the day following the applicable due date to the date that such amount has actually been paid in full.

The Acquisition Agreement Becoming Effective

The Acquisition Agreement will become effective when all of the following conditions are fulfilled:

(i)	the Acquisition Agreement having been executed by the legal representative of each party or their respective authorised representatives with official company seals of both parties affixed to the Acquisition Agreement;

(ii)	the Acquisition having been approved by China Telecommunications Corporation;

(iii)	the Acquisition having been approved by the Board, the Independent Board Committee and the Independent Shareholders of the Company; and

LETTER FROM THE BOARD

(iv)	all required approvals, consents, authorisations and filings in connection with the Acquisition from the relevant government and regulatory authorities in the PRC, which shall include but not limited to the approval from the SASAC, having been obtained.

Conditions Precedent to Completion

The completion of the Acquisition is conditional upon the fulfilment of the following conditions:

(i)	the Acquisition Agreement having become effective;

(ii)	each of the representations and warranties made by China Telecommunications Corporation at the date of the Acquisition Agreement remaining true, accurate and complete and none of them being misleading or false or containing any material omission in all material aspects;

(iii)	all undertakings, obligations and conditions that should be performed or observed by China Telecommunications Corporation before the Completion Date as provided in the Acquisition Agreement having been duly performed and observed by China Telecommunications Corporation;

(iv)	no event having occurred which has or will have any material adverse impact on the condition of the Acquisition Target; and

(v)	China Telecommunications Corporation having performed all necessary procedures for the completion of the Acquisition required by applicable laws and/or binding agreements and documents in relation to the Acquisition including, but not limited to, the procedures of announcing to/notifying creditors or obtaining consent from creditors and obtaining written consent from third parties if any of the Assets are subject to any third party rights or restrictions on such rights have been released.

Both parties shall use their reasonable endeavours to fulfil all conditions precedent as soon as practicable and in any event not later than 31 December 2012. If any of the above conditions precedent are not fulfilled on or before 31 December 2012, both parties shall, if practicable, agree in writing to either postpone the date on which the relevant conditions precedent are to be fulfilled or waive the relevant conditions precedent (save for condition (i) which cannot be waived) and proceed to completion as if all conditions precedent have been fulfilled.

As at the Latest Practicable Date, none of the conditions referred above have been fulfilled, and neither the Company nor China Telecommunications Corporation has any intention to waive any of the conditions. A further announcement will be made by the Company when all of the conditions precedent to the completion of the Acquisition have been fulfilled or waived (as the case may be).

Arrangements during the Relevant Period

During the Relevant Period, both parties agree that the Network Branches will continue to procure and construct the CDMA Network in the ordinary course in accordance with the construction plan for network capacity expansion with the consent of the Company as required under the Telecom CDMA Lease, including but not limited to the investments in, and expenses to be incurred on, the CDMA Network under the construction plan for network capacity expansion to ensure the normal procurement and construction of CDMA Network.

LETTER FROM THE BOARD

The costs, fees, income and capital expenditure incurred by the Network Branches during the Relevant Period under the aforementioned construction plan for the CDMA Network shall be settled in accordance with the terms of the Telecom CDMA Lease and other existing arrangements.

Pre-completion Period

(1)	During the Pre-completion Period, both parties agree that the Network Branches shall continue to manage the Acquisition Target in accordance with the terms of the Telecom CDMA Lease and obtain the consent of the Company in relation to material operational decisions.

(2)	China Telecommunications Corporation has undertaken to the Company that, during the Pre-completion Period, it will:

(i)	not make any significant changes to the ordinary operation and financial policies of the Network Branches and the Acquisition Target;

(ii)	ensure the normal and ordinary operation and management of the Network Branches and the Acquisition Target;

(iii)	not change the approved CDMA Network projects, plans and proposals without the prior consent of the Company;

(iv)	fulfil all necessary conditions for the identification of the Acquisition Target upon reasonable requests by the Company for the sole purpose of completion; and

(v)	notify and consult the Company in respect of any matters, to the knowledge of China Telecommunications Corporation, that will occur on or before the Completion Date that may have a material adverse effect on the Acquisition Target, or ensure that the Company will be notified and will have the chance to be consulted with.

(3)	During the Pre-completion Period, both parties shall set up their respective task groups to take all necessary and appropriate measures to complete the preparation work for the transfer of the Acquisition Target including, but not limited to, the inventory check of the Acquisition Target, the provision of a preliminary schedule of specific assets and liabilities comprising the Acquisition Target (the “Preliminary Schedule”) by China Telecommunications Corporation (which will form the basis of the final schedule of the Acquisition Target to be signed on the Completion Date (the “Final Schedule”)), and the preparation work for the novation, succession and renewal of the relevant contracts. Both parties will agree on a completion proposal during the Pre-completion Period to ensure the normal operation of relevant business and service operations and a smooth transfer of the Acquisition Target.

Completion and Relevant Arrangements

(1)	Both parties shall ensure a smooth transfer of the Acquisition Target and the normal operation of CDMA Service.

(2)	On the Completion Date, both parties shall complete the completion arrangements, including:

(i)	the delivery of the Assets;

(ii)	the delivery of the Associated Liabilities;

LETTER FROM THE BOARD

(iii)	the novation of the contracts;

(iv)	registration of the change of ownership in the Assets (if necessary);

(v)	the delivery of all documents and information in relation to the Acquisition Target, including but not limited to business records and operation records; and

(vi)	other matters in connection with the completion.

Both parties shall sign the Final Schedule on the Completion Date which will form the basis of the completion. A confirmation letter will also be signed between the parties on the Completion Date, setting out a specific list of matters to be handled following the Completion Date.

(3)	Both parties agree that any matters to be handled following the Completion Date shall be settled within twelve months from the Completion Date or such other date agreed by both parties. Both parties will review these matters and sign a confirmation letter and relevant agreement (if necessary) at the end of each of the sixth month and the twelfth month from the Completion Date in connection with the completion of these matters and any outstanding matters.

Representations and Warranties

Undertakings, representations and warranties of China Telecommunications Corporation

(1)	China Telecommunications Corporation has made certain representations and warranties in relation to, amongst others, its legality and qualification, information provided to the Company regarding the Acquisition Target, the operation legality of the Network Branches, the account of the Network Branches prior to the Completion Date, the conditions of the Assets, land use rights and properties to be acquired or leased by the Company, intellectual property rights, the existing contract relationships and business arrangements relating to the Acquisition Target, its compliance with tax and other laws in relation to the Acquisition Target, and litigations and investigations.

(2)	Each of the representations and warranties made by China Telecommunications Corporation under the Acquisition Agreement shall remain valid upon execution of the Acquisition Agreement and after the completion of the transfer of the Acquisition Target.

Undertakings, representations and warranties of the Company

The Company has made certain representations and warranties in relation to, amongst others, its legality and qualification, its eligibility of executing and performing the Acquisition Agreement and the payment of the Final Consideration.

RELATIONSHIP BETWEEN THE PARTIES

China Telecommunications Corporation is a state-owned enterprise engaged in the investment holding of companies primarily involved in the provision of telecommunications services, the provision of specialised telecommunications support services and other businesses.

As at the Latest Practicable Date, China Telecommunications Corporation holds 70.89% of the total issued share capital of the Company.

LETTER FROM THE BOARD

INFORMATION ABOUT THE ACQUISITION TARGET

In 2008, China Telecommunications Corporation had agreed to acquire the CDMA network constructed by Unicom New Horizon Telecommunications Company Limited (previously known as Unicom New Horizon Mobile Telecommunications Co., Ltd.) (“Unicom New Horizon”) from China United Network Telecommunications Group Co., Ltd (previously known as China United Telecommunications Corporation) and Unicom New Horizon for a consideration of RMB66.2 billion. China Telecommunications Corporation owns the CDMA Network assets through certain network branches in the Listed Service Areas in China and has been continuously investing in the CDMA Network, upgrading and expanding its network coverage across China since the acquisition, which is now the largest CDMA network worldwide.

Based on the information provided by China Telecommunications Corporation, the capital expenditure incurred by it in relation to the CDMA Network located in 30 provinces, municipalities and autonomous regions in the PRC (which do not include Xizang Autonomous Region) for the three years ended 31 December 2009, 2010 and 2011 and the six months ended 30 June 2012 was approximately RMB53,200 million, RMB26,800 million, RMB21,500 million and RMB7,000 million respectively and the capital expenditure planned for the year ending 31 December 2012 is approximately RMB18,900 million.

The Acquisition Target is comprised of a substantial part of the CDMA Network assets and the Associated Liabilities owned by China Telecommunications Corporation through the Network Branches located in 30 provinces, municipalities and autonomous regions in the PRC (which do not include Xizang Autonomous Region). As at 31 March 2012, the total carrying amount of the Assets was approximately RMB111,206 million, in which the carrying amount of property, plant and equipment was approximately RMB93,046 million and the carrying amount of construction in progress was approximately RMB11,663 million. As at 31 March 2012, the carrying amount of Associated Liabilities amounted to approximately RMB30,032 million, and were all current liabilities.

The Properties in the Assets to be acquired comprise 1,907 pieces of land, 1,639 buildings and other structures located in the PRC as at 30 June 2012 and the value of the Properties was approximately RMB946 million based on the property valuation report prepared by the Property Valuer. As the total number of the Properties is very large and the nature and description of many of the Properties will be highly similar, the Company has applied for and obtained a waiver from the Stock Exchange from strict compliance with Rules 5.03 and 5.06(1) to (4) of the Listing Rules in relation to the format and content requirements of the valuation report to be included in the circular, on the grounds that (i) it would be unduly burdensome to individually list the Properties and their particulars and values in this circular, which are very large in number and highly similar in nature, and (ii) given the relatively insignificant value and minor significance of each piece of the Properties, detailed information of such Properties would be unnecessary and immaterial to the Independent Shareholders when considering the Acquisition.

Further, the Company has applied for and obtained a waiver from the Stock Exchange from strict compliance with Rule 19A.57 of the Listing Rules in relation to the requirement to furnish a certified English translation of the full text property valuation report, as the Properties are located in the PRC and consequently the underlying valuation and title information are also in Chinese and it would be unduly burdensome to prepare an English translation of the full report.

Pursuant to the above waivers, (i) only a summary valuation report of the Properties has been included in this circular, which is set out in Appendix IV-A, and (ii) the Company is not required to furnish a certified English translation of the full valuation report for public inspection.

LETTER FROM THE BOARD

The unaudited financial information of the Acquisition Target for the three years ended 31 December 2009, 2010 and 2011 and the six months ended 30 June 2012 is set out in Appendix II to this circular, which has been prepared based on the relevant information provided by China Telecommunications Corporation.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The	Company believes that the Acquisition has the following benefits:

(1)	it will be value enhancing for the Company and the Shareholders. As a result of the rapid expansion of the Company’s mobile service, the CDMA Service Revenue and the lease fee for the Capacity under the Telecom CDMA Lease have undergone significant growth. The future lease fee savings as a result of the Acquisition are expected to exceed the incremental costs of owning the Assets such as depreciation, financial charges, maintenance and other costs arising from the Acquisition;

(2)	it will remove the need to renew the Telecom CDMA Lease and hence the risk of potential increases in mobile network lease fee rate;

(3)	it will allow the Company to have a more direct control over the future investment decisions of the CDMA Network, and to further focus on network optimisation and capacity expansion to better provide the mobile services to meet the increasingly high data traffic demands of the market;

(4)	it will allow the Company to fully integrate the assets and services of the Company’s CDMA Service in a manner similar to the Company’s fixed line service, in order to improve the operating efficiency and value of the mobile business as a whole;

(5)	the resulting business synergies from (i) centralised investment planning, maintenance, procurement and financial management and (ii) more closely integrated services and product offerings to drive innovation and growth will enhance Shareholders’ value; and

(6)	it will enhance the transparency of mobile business operation and development, and is expected to significantly reduce the transaction amount of continuing connected transactions in the future.

The Company believes that in order to realise the above benefits, it will need to continue to enhance its data network capacities and operations focused on the rapid proliferation of 3G smart devices and content development. Specifically, this would involve the ongoing expansion of its CDMA subscriber base to further achieve economies of scale, expand content and application development efforts, and to provide more integrated service offerings.

FINANCIAL EFFECTS OF THE ACQUISITION

As extracted from the interim report of the Company, the unaudited consolidated total assets and total liabilities of the Group were RMB433,885 million and RMB173,875 million, respectively as at 30 June 2012. Assuming the Acquisition had been completed on 30 June 2012, the total assets and total liabilities of the Group would be approximately RMB545,499 million and RMB285,489 million, respectively.

According to the interim report of the Company, the Group’s gearing ratio (being calculated as total liabilities divided by total assets) was approximately 40% as at 30 June 2012. Assuming the Acquisition had been completed on 30 June 2012, the Group’s gearing ratio would be approximately 52%.

LETTER FROM THE BOARD

The future lease fee savings as a result of the Acquisition are expected to exceed the incremental costs of owning the Assets such as depreciation, financial charges, maintenance and other costs arising from the Acquisition, and therefore the Acquisition is expected to have a positive effect on the earnings of the Group in the future.

The unaudited pro forma financial information of the Group which illustrates the financial impact of the Acquisition on the Group’s assets and liabilities, is set out in Appendix III to this circular.

ADDITIONAL FINANCIAL INFORMATION

Borrowings and Indebtedness

As at the close of business on 31 July 2012, being the latest practicable date for the purpose of this indebtedness statement, the Group had outstanding unsecured and interest-bearing bank loans, loans from China Telecommunications Corporation and its associates and medium-term notes of approximately RMB47,015 million.

Save as disclosed above and other than intra-group liabilities and normal trade payables, the Group did not have any debt securities, any other borrowings or indebtedness in the nature of borrowings, including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments, debentures, mortgages, charges, loans guarantees or other material contingent liabilities outstanding as at the close of business on 31 July 2012.

Contingent Liabilities

At the close of business on 31 July 2012, the Group had no material contingent liabilities.

Working Capital

Taking into account the financial resources available to the Group, including internally generated funds and available banking facilities, the Directors are of the opinion that the Group will have sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this circular.

Financial and Trading Prospects of the Group

The Company would complete the acquisition of the Acquisition Target from China Telecommunications Corporation pursuant to statutory procedures and integrate the mobile assets and business together this year. The acquisition of the Acquisition Target will be beneficial to strengthening the overall operation efficiency of the Company’s mobile service and improving profitability in the future. It will also enhance the Company’s ability to coordinate its mobile network investments and construction with its operation management and upgrade planning, appropriately grasping the opportunity of advancement to new technologies with a view to fostering the development of its mobile service.

At present, in respect of the changes of China’s mobile telecommunications market, the trend of migration from 2G to 3G services has emerged. Approximately 900 million 2G service users nationwide are potential 3G service users of the Company. The development of broadband services still has great prospects while the demand for social informatisation is ever increasing. However, the Company is also facing new challenges brought by intensifying market competition and cannibalisation of traditional businesses by advanced technologies.

LETTER FROM THE BOARD

Aiming to achieve a breakthrough of its full services development, the Company will grasp the opportunities and cope with the challenges. In the second half of the year, the Company will adhere to its strategy of advancing its dual leadership in innovation and service quality. The Company will exert efforts in accelerating the scale development of its three core services, including 3G service, broadband service and informatisation applications to increase revenue market shares of its full services. Furthermore, the Company will endeavour to enhance its management to strengthen four major capabilities, including innovation, services, efficient centralisation and operation. The Company will also consolidate its differentiated competitive edges of its products, services, networks and terminals to enhance both customer value and corporate value.

COMPLIANCE WITH THE LISTING RULES

As certain applicable percentage ratios in respect of the Acquisition represent more than 25% but less than 100% for the Company, the Acquisition constitutes a major transaction for the Company under Chapter 14 of the Listing Rules and is subject to the approval of the Shareholders.

As China Telecommunications Corporation is the controlling shareholder of the Company, China Telecommunications Corporation is a connected person of the Company. The Acquisition also constitutes a connected transaction under Chapter 14A of the Listing Rules.

As the Acquisition constitutes a major and connected transaction for the Company under Chapters 14 and 14A of the Listing Rules, it is subject to the reporting, announcement and independent shareholders’ approval requirements. As China Telecommunications Corporation is a connected person of the Company and is regarded as having a material interest in the Acquisition, it and its associates will abstain from voting on the resolutions relating to the Acquisition at the EGM.

To the best of the knowledge, information and belief of the Directors, having made all reasonable enquires, no Shareholders apart from China Telecommunications Corporation and its associates will be required to abstain from voting on the resolutions to approve the Acquisition Agreement together with the transactions contemplated thereunder.

NEW CONTINUING CONNECTED TRANSACTIONS

Following the completion of the Acquisition, the Company will lease certain CDMA Network facilities, properties and land use rights which will not form part of the Assets of the Acquisition Target from China Telecommunications Corporation and/or its associates to maintain continuity in the business operations of the Company and the provision of the CDMA Service by the Company. Accordingly, the Company entered into the New Continuing Connected Transactions with China Telecommunications Corporation and/or its associates on 22 August 2012 and the relevant agreements will become effective on the day immediately after the Completion Date.

Such New Continuing Connected Transactions will comprise (i) the CDMA Network Facilities Lease Framework Agreement, pursuant to which the Company will mainly lease certain CDMA Network facilities located in Xizang Autonomous Region from China Telecommunications Corporation and/or its associates, and (ii) the Land Use Right Lease Framework Agreement, pursuant to which the Company and China Telecommunications Corporation and/or its associates will mutually lease certain land use rights from each other in connection with their respective operations. Certain properties to be leased by the Company from China Telecommunications Corporation and/or its associates will be added to the leased properties governed under the existing Property Leasing Framework Agreement, the details of which are set out in the announcement of the Company dated 22 August 2012 in relation to the renewal of certain existing continuing connected transaction between the Company and China Telecommunications Corporation and/or its associates.

LETTER FROM THE BOARD

As each applicable percentage ratio (other than the profits ratio) under the Listing Rules for each of the New Continuing Connected Transactions is less than 0.1%, such transactions are regarded as continuing connected transactions exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Rule 14A.33 of the Listing Rules.

RENEWAL OF EXISTING CONTINUING CONNECTED TRANSACTIONS

On 25 August 2010 the Board approved, among other things, (i) the continuing connected transactions contemplated under the Engineering Framework Agreement and the Annual Caps applicable thereto; and (ii) the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement and the Annual Caps applicable thereto.

Engineering Framework Agreement

Pursuant to the Engineering Framework Agreement, China Telecommunications Corporation and/ or its associates through bids provide to the Group services such as construction, design, equipment installation and testing and/or engineering project supervision services. The charges payable for such engineering services shall be determined by reference to market rates. The charges payable for the design or supervision of engineering projects with a value of over RMB500,000 (equivalent to approximately HK$612,745), or engineering construction projects with a value of over RMB2,000,000 (equivalent to approximately HK$2,450,980) shall be determined by the tender award price.

The Group does not accord any priority to China Telecommunications Corporation and/or its associates to provide such services, and the tender may be awarded to an Independent Third Party. However, if the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favourable as those offered by other tenderers, the Group may award the tender to China Telecommunications Corporation and/or its associates.

The Engineering Framework Agreement will expire on 31 December 2012. The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Engineering Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Engineering Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Engineering Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Ancillary Telecommunications Services Framework Agreement

Pursuant to the Ancillary Telecommunications Services Framework Agreement, China Telecommunications Corporation and/or its associates provide the Group with certain repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services.

LETTER FROM THE BOARD

The charges payable for the services under the Ancillary Telecommunications Services Framework Agreement are calculated on the following basis:

(i)	the government-prescribed prices (if any);

(ii)	where there are no government-prescribed prices but there are government-guided prices, the government-guided prices;

(iii)	where there are neither government-prescribed prices nor government-guided prices, the market prices. Market price shall mean the price at which the same type of services are provided by Independent Third Parties in the ordinary course of business; or

(iv)	where none of the above is applicable, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

The Ancillary Telecommunications Services Framework Agreement will expire on 31 December 2012. The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Ancillary Telecommunications Services Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Ancillary Telecommunications Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Ancillary Telecommunications Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Reasons for and Benefits of the Transactions Contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement

The historical unique relationship and long-term cooperation between China Telecommunications Corporation and/or its associates and the Group has enabled China Telecommunications Corporation and/or its associates to gain a comprehensive and deep understanding of the Group’s network features and general business needs. Compared to third parties, China Telecommunications Corporation and/or its associates can more aptly ensure that high quality service is provided at a competitive price, thus lowering service costs. The Group will receive high quality service and can effectively lower its operational expenses.

Due to a long-standing and cooperative relationship in the past, China Telecommunications Corporation and/or its associates are more able to meet the needs of the Group and to provide responsive support services in a speedy and stable manner, thereby achieving effective business cooperation and synergies. China Telecommunications Corporation and/or its associates have set up specialised teams dedicated to serving the Group, and made proactive initiatives and technical preparations customised for the development of the Group, with a view to providing the Group with more systematic and efficient services.

LETTER FROM THE BOARD

Annual Caps

Under Rule 14A.35(2) of the Listing Rules, in respect of a continuing connected transaction which is not fully exempted, a cap must be set and disclosed. The historical amounts, Annual Caps or revised Annual Caps (as the case may be) for the four years ending 31 December 2012, 2013, 2014 and 2015, for each of the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement are set out below:

Agreements	Audited historical amount for the year ended 31 December 2010	Audited historical amount for the year ended 31 December 2011	Unaudited historical amount for the period from 1 January to 30 June 2012	Annual Caps for the year ending 31 December 2012	Revised Annual Caps for the year ending 31 December 2012	Annual Caps for the year ending 31 December 2013	Annual Caps for the year ending 31 December 2014	Annual Caps for the year ending 31 December 2015

Engineering Framework Agreement	RMB6,415 million (equivalent to approximately HK$7,862 million)	RMB8,293 million (equivalent to approximately HK$10,163 million)	RMB4,833 million (equivalent to approximately HK$5,923 million)	RMB8,800 million (equivalent to approximately HK$10,784 million)	RMB11,000 million (equivalent to approximately HK$13,480 million)	RMB16,000 million (equivalent to approximately HK$19,608 million)	RMB16,000 million (equivalent to approximately HK$19,608 million)	RMB16,000 million (equivalent to approximately HK$19,608 million)

Ancillary Telecommunications Services Framework Agreement	RMB6,838 million (equivalent to approximately HK$8,380 million)	RMB7,878 million (equivalent to approximately HK$9,654 million)	RMB4,665 million (equivalent to approximately HK$5,717 million)	RMB9,000 million (equivalent to approximately HK$11,029 million)	RMB10,500 million (equivalent to approximately HK$12,868 million)	RMB14,000 million (equivalent to approximately HK$17,157 million)	RMB15,000 million (equivalent to approximately HK$18,382 million)	RMB16,000 million (equivalent to approximately HK$19,608 million)

For the two years ended 31 December 2010 and 2011, the Annual Caps for the transactions contemplated under the Engineering Framework Agreement were RMB7,052 million and RMB8,800 million, respectively (equivalent to approximately HK$8,642 million and HK$10,784 million, respectively). For the two years ended 31 December 2010 and 2011, the Annual Caps for the transactions contemplated under the Ancillary Telecommunications Services Framework Agreement were RMB7,700 million and RMB9,000 million, respectively (equivalent to approximately HK$9,436 million and HK$11,029 million, respectively).

The Company has decided to increase the Annual Caps for the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2012 from RMB8,800 million and RMB9,000 million, respectively (equivalent to approximately HK$10,784 million and HK$11,029 million, respectively) to RMB11,000 million and RMB10,500 million, respectively (equivalent to approximately HK$13,480 million and HK$12,868 million, respectively).

The increase in the Annual Cap for the year ending 31 December 2012 in relation to the Engineering Framework Agreement is mainly attributable to the increase in the capital expenditure level associated with the continuing optical fibre network upgrade during the period and the expected accompanying growth of engineering projects.

The increase in the Annual Cap for the year ending 31 December 2012 in relation to the Ancillary Telecommunications Services Framework Agreement is mainly attributable to the continuing expansion of the Company’s operation along with the further development of the Company’s full service, and also the anticipated increase in expenditures on customer services, and repair and maintenance services.

As each of the applicable percentage ratios (other than the profits ratio) of the above revised Annual Caps, which are applicable to the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2012, calculated on an annual basis, is above 0.1% but less than 5%, pursuant to Rule 14A.34 of the Listing Rules, the above revised Annual Caps are only subject to the reporting, announcement and annual review requirements, but are exempt from the independent shareholders’ approval requirement contained in Chapter 14A of the Listing Rules.

LETTER FROM THE BOARD

As far as the Directors are aware, none of the Annual Caps of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2012 has been exceeded as at the Latest Practicable Date. Each of the Annual Caps of such agreements for the three years ending 31 December 2013, 2014 and 2015 has been determined by reference to the anticipated increase in the Company’s network assets including the capital expenditure that is to be incurred on, among other things, the optical fibre network upgrade projects and the CDMA Network optimisation and capacity expansion projects after the completion of the proposed Acquisition. Apart from that, the Company also takes into consideration the nature of the transactions contemplated under the respective agreements, the existing scale and operations of the Company’s business, the business plan of the Company and the inflationary pressures for the three years ending 31 December 2013, 2014 and 2015.

Annual Caps for the three years ending 31 December 2013, 2014 and 2015

The increase in the Annual Caps for the three years ending 31 December 2013, 2014 and 2015 compared to the revised Annual Cap for the year ending 31 December 2012 in relation to the Engineering Framework Agreement is mainly attributable to the expected material increase in the design, construction and supervision services that China Telecommunications Corporation and/or its associates provide to the Group following the proposed Acquisition to be completed on 31 December 2012.

The increase in the Annual Caps for the three years ending 31 December 2013, 2014 and 2015 in relation to the Ancillary Telecommunications Services Framework Agreement is mainly attributable to the anticipated increase in expenditures on repair and maintenance services and other customer services such as customers acquisition to be provided by China Telecommunications Corporation and/or its associates as a result of the continuing expansion of the Company’s operation along with the further development of the Company’s full services. Especially, the increase in the Annual Cap for the year ending 31 December 2013 over the revised Annual Cap for the year ending 31 December 2012 was determined after taking into consideration of the proposed Acquisition which, if completed on 31 December 2012, is expected to result in a material increase in expenditures on repair and maintenance services of the Company in 2013.

The consideration under each of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement will be satisfied in cash and no payment will be made on a deferred basis.

Listing Rules Implications

The Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement were entered into between the Company and China Telecommunications Corporation. As China Telecommunications Corporation is the Company’s controlling shareholder, holding 70.89% of the issued share capital of the Company, China Telecommunications Corporation is a connected person of the Company and the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As certain applicable percentage ratios (other than the profits ratio) of the renewed Annual Caps for the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for the three years ending 31 December 2013, 2014 and 2015 are expected to exceed the 5% threshold under Chapter 14A of the Listing Rules, such continuing connected transactions will fall under Rule 14A.35 of the Listing Rules and are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements contained in Chapter 14A of the Listing Rules.

LETTER FROM THE BOARD

Details of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement will be disclosed in the Company’s next published annual report and accounts, as required under Rules 14A.45 and 14A.46 of the Listing Rules.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Over the years, the Company has always attached great importance to the nurturing and skill improvement of talents, and it has established a dedicated training department to organise training activities for the staff. As such, the Company had included “technology training” in the business scope as stated in the business licence of the Company. The Company has been notified by the relevant regulatory authority that the internal training of enterprises shall not fall into the business scope of a company and it shall not be included in the business scope in the business licence. As a result, the Company proposed to remove “technology training” from the general businesses of the business scope of the Company in the Articles of Association accordingly.

Due to the change in the members of the Supervisory Committee, the number of supervisors who represent the shareholders shall be adjusted to four members and the number of supervisors who represent the employee shall be adjusted to two members. The Company proposed to amend the relevant article in the Articles of Association to reflect the proposed composition of the Supervisory Committee.

The Board considers that the proposed amendments to the Articles of Association are in the interests of the Company and its Shareholders as a whole, and recommends the Shareholders to vote in favour of the relevant resolutions to be proposed at the EGM.

RECOMMENDATION

The Independent Board Committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming, has been formed to advise the Independent Shareholders in respect of the Acquisition Agreement and the renewal of the Existing Continuing Connected Transactions. A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders is set out on pages 25 to 26 of this circular.

The Company has appointed CICC to advise the Independent Board Committee and the Independent Shareholders in respect of the Acquisition Agreement and the renewal of the Existing Continuing Connected Transactions. A letter from CICC containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 27 to 44 of this circular.

The Board has passed resolutions to approve, amongst others, the Acquisition Agreement and the renewal of the Existing Continuing Connected Transactions. Save for Mr. Wang Xiaochu and Mr. Yang Jie, who have been recently appointed as directors of China Telecommunications Corporation and have therefore voluntarily abstained from voting on the relevant board resolutions in respect of, amongst others, the Acquisition Agreement and the renewal of Existing Continuing Connected Transactions, none of the Directors had a material interest in the transactions contemplated under the Acquisition Agreement and the Existing Continuing Connected Transactions and no Director was required to abstain from voting on the relevant board resolutions to approve the Acquisition Agreement and the renewal of the Existing Continuing Connected Transaction.

LETTER FROM THE BOARD

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account the advice from the Independent Financial Adviser, is included in the section headed “Letter from the Independent Board Committee” in this circular) is of the view that (i) the Acquisition Agreement and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, that the terms of the Acquisition Agreement have been determined through arm’s length negotiations between the parties, and that they, as well as the Final Consideration payable by the Company for the Acquisition, are fair and reasonable and in the interests of the Company and the Shareholders as a whole; and (ii) the terms of each of the Existing Continuing Connected Transactions and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms, that they have been implemented in accordance with the terms contained therein, and that the terms, as well as the proposed Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

Accordingly, the Board recommends the Shareholders to vote in favour of the ordinary resolutions at the EGM in respect of, amongst others, the Acquisition and the renewal of the Existing Continuing Connected Transactions.

EXTRAORDINARY GENERAL MEETING

A notice convening the EGM is set out on pages 69 to 72 of this circular. The relevant forms of proxy and attendance slip are enclosed. Shareholders who intend to attend the EGM are required to return the attendance slip to the Company on or before 25 September 2012.

Pursuant to Rule 14A.54 of the Listing Rules, any connected person and any Shareholder and its associates with a material interest in the relevant connected transactions are required to abstain from voting on the relevant resolutions at the EGM. Accordingly, China Telecommunications Corporation and its associates are required to abstain from voting on the resolutions in respect of the Acquisition and the renewal of the Existing Continuing Connected Transactions at the EGM.

Whether or not Shareholders are able to attend the EGM, they are requested to complete and return the enclosed form of proxy to (for holders of domestic shares of the Company) the Company’s office of the General Affairs Office, 31 Jinrong Street, Xicheng District, Beijing 100033, PRC or (for holders of H shares) Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the EGM. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM should they so wish.

ADDITIONAL INFORMATION

Shareholders’ attention is drawn to the notice of the EGM set out on pages 69 to 72 of this circular and the additional information set out in the appendices to this circular.

By Order of the Board,
China Telecom Corporation Limited Wang Xiaochu
Chairman and Chief Executive Officer

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

30 August 2012

To the Independent Shareholders

Dear Sir or Madam,

(1) MAJOR TRANSACTION AND CONNECTED TRANSACTION IN RESPECT OF

THE ACQUISITION OF CERTAIN CDMA NETWORK ASSETS AND

ASSOCIATED LIABILITIES

AND

(2) RENEWAL OF EXISTING CONTINUING CONNECTED TRANSACTIONS

We refer to the circular (the “Circular”) dated 30 August 2012 issued by the Company to its shareholders of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

On 22 August 2012, the Board announced that the Acquisition Agreement was entered into between the Company (as purchaser) and China Telecommunications Corporation (as vendor) for the acquisition of the Acquisition Target. Pursuant to the Acquisition Agreement, the Company has agreed to purchase, and China Telecommunications Corporation has agreed to sell, the Acquisition Target at the Initial Consideration of RMB84,595,410,000 (equivalent to approximately HK$103,671 million), which is subject to the Price Adjustment in accordance with the mechanism under the Acquisition Agreement to arrive at the Final Consideration.

On 22 August 2012, the Board announced that the Company and China Telecommunications Corporation have agreed on 22 August 2012 to renew the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement in accordance with their respective provisions for a further term of three years expiring on 31 December 2015.

The Independent Board Committee was formed in order to make a recommendation to the Independent Shareholders as to, in its view, (i) whether the terms of the Acquisition Agreement pursuant to which the Acquisition will be made are fair and reasonable so far as the Independent Shareholders are concerned, and whether the Acquisition Agreement and the transactions contemplated thereunder are in the interests of the Company and the Shareholders as a whole; and (ii) whether the terms of and the proposed Annual Caps for each of the Existing Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned, and whether the transactions contemplated thereunder are in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

China International Capital Corporation Hong Kong Securities Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the terms of the Acquisition Agreement and on the terms of and the proposed Annual Caps for the Existing Continuing Connected Transactions.

The terms of the Acquisition Agreement pursuant to which the Acquisition will be made, and the reasons for the Acquisition are set out in the Letter from the Board on pages 10 to 16 of the Circular.

The terms of, and the reasons for entering into the Existing Continuing Connected Transactions, and the proposed Annual Caps thereto are set out in the Letter from the Board on pages 19 to 23 of the Circular.

As your Independent Board Committee, we have discussed with the management of the Company the reasons for the Acquisition and the basis upon which the terms of the Acquisition Agreement have been determined, as well as the reasons for entering into the Existing Continuing Connected Transactions and the basis upon which their terms and the proposed Annual Caps have been determined.

We have also considered the key factors taken into account by the Independent Financial Adviser in arriving at its opinion regarding the Acquisition Agreement, the renewal of the Existing Continuing Connected Transactions and the transactions contemplated thereunder, as set out in the letter from the Independent Financial Adviser on pages 27 to 44 of the Circular, which we urge you to read carefully.

The Independent Board Committee, after taking into account, among other things, the advice of the Independent Financial Adviser, concurs with the views of the Independent Financial Adviser and considers that the terms of the Acquisition Agreement, and the terms of and the proposed Annual Caps for each of the Existing Continuing Connected Transactions are on normal commercial terms, are fair and reasonable so far as the Independent Shareholders are concerned, and in the interests of the Company and the Shareholders as a whole.

Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Acquisition Agreement and the renewal of each of the Existing Continuing Connected Transactions and the transactions contemplated thereunder, as detailed in the notice of the EGM set out at the end of the Circular.

Yours faithfully,
Wu Jichuan
Qin Xiao
Tse Hau Yin, Aloysius
Cha May Lung, Laura
Xu Erming
Independent Board Committee

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the text of the letter prepared by China International Capital Corporation Hong Kong Securities Limited setting out its advice to the Independent Board Committee and the Independent Shareholders for inclusion in the Circular.

29/F, One International Finance Centre

1 Harbour View Street

Central

Hong Kong

30 August 2012

To the Independent Board Committee and Independent Shareholders of

China Telecom Corporation Limited

Dear Sirs,

(1) MAJOR TRANSACTION AND CONNECTED TRANSACTION IN RESPECT OF

THE ACQUISITION OF CERTAIN CDMA NETWORK ASSETS AND

ASSOCIATED LIABILITIES

AND

(2) RENEWAL OF EXISTING CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of (i) the Acquisition, (ii) the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the proposed Annual Caps for the three years ending 31 December 2013, 2014 and 2015 for the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement (collectively the “Transactions”), details of which are set out in the “Letter from the Board” contained in the circular dated 30 August 2012 (the “Circular”), of which this letter forms part. Terms defined in the Circular shall have the same meanings herein, unless the context otherwise requires.

The Acquisition constitutes both a major and a connected transaction for the Company under the Listing Rules and, pursuant to the provisions thereof, is subject to, among other things, approval by the Independent Shareholders at the EGM.

As certain applicable percentage ratios (other than the profits ratio) of the proposed Annual Caps for the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement are expected to exceed the 5% threshold under Chapter 14A of the Listing Rules, such continuing connected transactions will fall under Rule 14A.35 of the Listing Rules and are subject to approval by the Independent Shareholders at the EGM.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Company will convene the EGM for the Shareholders to consider and if deemed fit, approve the resolutions in respect of the Transactions. Any vote of the Independent Shareholders at the EGM shall be taken by a poll. In accordance with the Listing Rules, China Telecommunications Corporation and its associates (as defined in the Listing Rules) will abstain from voting on the resolutions in respect of the Transactions at the EGM.

We have been appointed to act as the Independent Financial Adviser to advise the Independent Board Committee and Independent Shareholders in respect of the Transactions. This letter has been prepared and delivered for the purpose of assisting the Independent Board Committee in its duty to evaluate the abovementioned aspects and for no other reasons or purposes.

We were neither a party to the negotiations entered into by the Company in relation to the Transactions, nor were we involved in the deliberations leading up to the decision of the Directors to enter into the Transactions. We do not, by this letter, warrant the merits of the Transactions, other than to form an opinion, for the purpose of the Listing Rules, on whether the Transactions are fair and reasonable and that the entering into of the Transactions is in the ordinary and usual course of business, on normal commercial terms, and in the interests of the Company and its Shareholders as a whole.

BASIS OF ADVICE

In formulating our opinion and recommendation with regards to the Transactions, we have reviewed, among others, the Circular, the Acquisition Agreement, the agreements relating to the Existing Continuing Connected Transactions, and the financial information relating to the Acquisition. We have considered information, statements, opinions and representations, given in writing and orally, by the Company and China Telecommunications Corporation relating to the Transactions. We have also reviewed research studies, market data and publicly available information as we deemed necessary. We have relied, without assuming any responsibility for independent verification, on the information and the facts about the Acquisition Target, the Existing Continuing Connected Transactions and the Company as supplied by the Company, as well as research studies, market data and publicly available information. We have assumed that all statements, information, opinions and representations made to us or contained or referred to in the Circular provided by the Company are true, accurate, and complete in all material respects at the time they were made and continue to be so as at the date hereof and that we have relied on the same.

We have been advised by the Company that all material relevant information has been supplied to us and believe that no material facts have been withheld or omitted from the information provided and referred to in the Circular. We have assumed that all statements of belief, opinion and intention made by the Company as set forth in the Circular were reasonably made after due and careful enquiries and that there are no other facts or representations, the omission of which would make any statement, information, opinion or representation in the Circular, including this letter, misleading in any material respects.

We consider that we have reviewed sufficient information currently available to reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our opinion and recommendation. We are not aware of, and have no reason to suspect that, any facts or circumstances, which would render the information provided or the representations made to us untrue, inaccurate or misleading in any material respects, nor do we suspect that any material facts have been omitted or withheld from the information supplied in the Circular. We have not, however, carried out any independent verification of the information provided to us by the Company, or conducted any form of investigation into the commercial viability or the future prospects of the Acquisition Target, or the operational characteristics of the Acquisition Target, or the businesses and affairs of the Company, China Telecommunications Corporation and their respective associates. We have made no physical inspection of the Acquisition Target. We have further assumed that all material governmental, regulatory, or other consents and approvals necessary for the effectiveness and implementation of the Transactions have been or will be obtained without any delay, limitation, restriction or condition or otherwise which may have any adverse effect on the CDMA business of the Company, the Acquisition Target or the contemplated benefits of the Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Our opinion is necessarily based upon the financial, economic, market, regulatory, legal and other conditions as they exist on, and the facts, information and opinions made available to us as of the date of this letter. We disclaim any undertaking or obligation to advise any person of any change or subsequent development in any fact or matter affecting the opinions expressed herein which may come or be brought to our attention after the date hereof and we do not have any obligation to update, revise, or reaffirm this letter.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion and recommendation regarding the Transactions, we have taken into account the following principal factors and reasons:

1.	Overview of the Acquisition

At present, pursuant to the Telecom CDMA Lease, China Telecommunications Corporation has agreed to lease the Capacity on the CDMA Network to the Company and the Company has the exclusive right to use and operate the CDMA Network to provide the CDMA Service in the Listed Service Areas during the term of the Telecom CDMA Lease. The lease fee for the Capacity under the CDMA Network is currently 28% of the audited CDMA Service Revenue. To facilitate the arrangement under the Telecom CDMA Lease, China Telecommunications Corporation has set up certain network branches in the Listed Service Areas to procure and construct the CDMA Network and hold the relevant CDMA Network assets, including the Acquisition Target.

China Telecommunications Corporation has granted to the Company an option to purchase the CDMA Network (the “Purchase Option”) under the Telecom CDMA Lease. The Purchase Option may be exercised, at the discretion of the Company, at any time during the term of the Telecom CDMA Lease or within one year after the expiry of the Telecom CDMA Lease. No premium has been paid or will be payable by the Company for the grant of the Purchase Option. The Telecom CDMA Lease will expire on 31 December 2012.

According to the announcement of the Company dated 22 August 2012 in relation to the Acquisition, the Company had entered into the Acquisition Agreement on 22 August 2012, pursuant to which the Company agreed to purchase, and China Telecommunications Corporation, the Company’s controlling shareholder, agreed to sell the Acquisition Target at the Initial Consideration of RMB84,595,410,000 (equivalent to approximately HK$103,671 million), which is subject to the Price Adjustment in accordance with the mechanism described in the Acquisition Agreement to arrive at the Final Consideration.

As stated in the Acquisition Agreement, the Final Consideration will be payable in cash by the Company to China Telecommunications Corporation as follows: (i) RMB25,500 million (equivalent to HK$31,250 million) will be payable within five Business Days following the Completion Date and (ii) the Deferred Payment will be payable on or before the fifth anniversary of the Completion Date after all the conditions precedent for completion set out in the Acquisition Agreement have been fulfilled or otherwise waived by the Company and China Telecommunications Corporation.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.	Introduction of the Acquisition Target

In 2008, China Telecommunications Corporation had agreed to acquire the CDMA network constructed by Unicom New Horizon Telecommunications Company Limited (previously known as Unicom New Horizon Mobile Telecommunications Co., Ltd.) (“Unicom New Horizon”) from China United Network Telecommunications Group Co., Ltd (previously known as China United Telecommunications Corporation) and Unicom New Horizon for a consideration of RMB66.2 billion. China Telecommunications Corporation owns the CDMA Network assets through certain network branches in the Listed Service Areas in China and has been continuously investing in the CDMA Network, upgrading and expanding its network coverage across China since the acquisition, which is now the largest CDMA network worldwide.

Based on the information provided by China Telecommunications Corporation, the capital expenditure incurred by it in relation to the CDMA Network located in 30 provinces, municipalities and autonomous regions (which do not include Xizang Autonomous Region) in the PRC for the three years ended 31 December 2009, 2010 and 2011 and the six months ended 30 June 2012 was approximately RMB53,200 million, RMB26,800 million, RMB21,500 million and RMB7,000 million respectively and the capital expenditure planned for the year ending 31 December 2012 is approximately RMB18,900 million.

The Acquisition Target comprises the following assets and associated liabilities relating to the CDMA Network:

(i)	the Assets, including certain assets of China Telecommunications Corporation held by the Network Branches, including but not limited to the Properties and other auxiliary facilities, general facilities, line equipment, wired transmission equipment, wireless transmission equipment, switching equipment, digital communication equipment, corporate information system equipment, emergency communication equipment, mobile communication equipment and power supply equipment, software copyrights and patented technologies, together with contracts, agreements and operating records, documents and files related to these assets, except any assets in the Retained Assets and Liabilities; and

(ii)	the Associated Liabilities, including liabilities of China Telecommunications Corporation assumed by the Network Branches to be transferred in association with the transfer of the Assets, and relevant contracts, agreements, records, documents and files related to these liabilities, except any liabilities in the Retained Assets and Liabilities.

As at 31 March 2012, the total carrying amount of the Assets was approximately RMB111,206 million, in which the carrying amount of property, plant and equipment was approximately RMB93,046 million and the carrying amount of construction in progress was approximately RMB11,663 million. As at 31 March 2012, the carrying amount of Associated Liabilities amounted to approximately RMB30,032 million, and were all current liabilities.

As stated in Appendix II of the Circular, the Assets and the Retained Assets constituted the CDMA network assets located in 30 provinces, municipalities and autonomous regions in the PRC and jointly generated the Capacity lease revenue for the Network Branches under the Telecom CDMA Lease. The Directors consider that it is impractical to allocate the Capacity lease revenue to the Retained Assets except on an arbitrary basis. Routine repairs and maintenance expenses, water, electricity and other utilities charges have been incurred for all network assets, including the Assets and the Retained Assets, held by the Network Branches. These repairs and maintenance expenses, water, electricity and other utilities charges incurred were not specifically recorded for each individual asset by the Network Branches. As such, it is impractical to allocate such expenses to the Retained Assets except on an arbitrary basis. The carrying amount and respective depreciation and amortisation of the Retained Assets can be quantified from the accounting records provided by China Telecommunications Corporation. As at 31 March 2012, the carrying amount of the Retained Assets was about 4% of the carrying amount of the Assets. During the three years ended 31 December 2011 and the six months ended 30 June 2012 (the “Track Record Period”), the depreciation and amortisation for each year/period accrued for the Retained Assets was less than 3% of the depreciation and amortisation in the unaudited statements of income and expenditure in Appendix II of the Circular. Thus, the Directors have decided not to disclose such financial information in relation to the Retained Assets. In addition, as mentioned in the Circular, as part of the CDMA network assets, the Retained Assets will be leased by the Company after the completion of the Acquisition. Considering the above, the Directors consider that the unaudited statements of income and expenditure set out in Appendix II of the Circular have been properly compiled to present the financial performance of the Acquisition Target during the Track Record Period.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The unaudited financial information of the Acquisition Target for the Track Record Period is set out below (and also in Appendix II of the Circular), which has been prepared by the Directors based on the relevant information provided by China Telecommunications Corporation.

	For the year ended 31 December			For the six months ended 30 June
	2009	2010	2011	2012
	RMB	RMB	RMB	RMB
	millions	millions	millions	millions

Operating revenues (Note 1)	8,080	12,891	18,349	11,341
Operating expenses
Depreciation and amortisation	(6,589)	(10,742)	(13,226)	(7,213)
Network maintenance and others	(7,460)	(7,174)	(8,846)	(3,586)

Operating (losses)/profit	(5,969)	(5,025)	(3,723)	542

Note 1:	the operating revenues represent the Capacity lease revenue earned from the Company under the Telecom CDMA Lease, net of the PRC business tax.

According to the unaudited financial information set out above, the Acquisition Target has turned loss into a profit during the six months period of 2012.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3.	Reasons for and benefits of the Acquisition

In 2008, CDMA Network assets were acquired by China Telecommunications Corporation at the same time as the acquisition of CDMA business by the Company, and this provided the Company with an immediate entry into, and benefit from, the fast-growing, attractive and profitable PRC mobile telecommunications market. The Company and China Telecommunications Corporation entered into the Telecom CDMA Lease, under which the Company has the exclusive right to use and operate the CDMA Network to provide the CDMA service in the Listed Service Areas and has been granted an option to purchase the CDMA Network at any time during the term of the Telecom CDMA Lease or within one year after the expiry of the Telecom CDMA Lease.

As stated in the “Letter from the Board” in the Circular, the Board is of the opinion that the Acquisition represents an opportunity for the Company to (i) enhance the value of the Company and the Shareholders as the future lease fee savings as a result of the Acquisition are expected to exceed the incremental costs of owning the Assets and other costs arising from the Acquisition, (ii) remove the need to renew the Telecom CDMA Lease and the risk of potential increases in mobile network lease fee rate, (iii) have a more direct control over the future investment decisions of the CDMA Network and further focus on network optimisation and capacity expansion to better serve the market demands, (iv) fully integrate the assets and services of the Company’s CDMA Service to improve the operating efficiency and value of mobile business, (v) realize business synergies to enhance Shareholders’ value and (vi) enhance the transparency of mobile business operation and development and be expected to significantly reduce the transaction amount of continuing connected transactions in the future. Further details of the reasons for and the benefits of the Acquisition are set out in the “Letter from the Board” in the Circular.

The Company believes in order to realise the above benefits, it will need to continue to enhance its data network capacities and operations focused on the rapid proliferation 3G smart devices and content development.

Based on the reasons and benefits set out in the “Letter from the Board” in the Circular, there would be no reason for us to doubt the commercial rationale of the Acquisition.

4.	Basis of consideration

As stated in the “Letter from the Board” in the Circular, the Initial Consideration for the Acquisition is RMB84,595,410,000 (equivalent to approximately HK$103,671 million), and is subject to the Price Adjustment in accordance with the mechanism described in the Acquisition Agreement to arrive at the Final Consideration.

The Initial Consideration and the mechanism for the Price Adjustment were arrived at after arm’s length negotiations between the Company and China Telecommunications Corporation and are on normal commercial terms, with reference to various factors including, but not limited to, a valuation range determined on the basis of a number of generally accepted industry valuation methodologies and conventions, the appraised value of the Assets (based on a report commissioned by China Telecommunications Corporation and produced by an independent appraiser), the specific and unique characteristics of the Assets, the prevailing business conditions and growth prospects of the CDMA Service provided by the Company, standard commercial terms, and other considerations such as that arising during the normal course of negotiations.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Initial Consideration, which will be adjusted by the Price Adjustment as specified in the Acquisition Agreement to reflect the change in value of the Acquisition Target during the Relevant Period, will form the Final Consideration payable by the Company to China Telecommunications Corporation for the Acquisition. A mutually recognised auditor will be appointed to conduct an audit on the financial information of the Acquisition Target within a reasonable period of time after the Completion Date. The Price Adjustment will be based on the change of the carrying amount, which will primarily be driven by the capital expenditure, the depreciation and the changes in the liabilities in relation to the Acquisition Target during the Relevant Period. The amount of the Price Adjustment will not be more than RMB3,000 million (equivalent to approximately HK$3,676 million). The Final Consideration will not be more than RMB87,595,410,000 (equivalent to approximately HK$107,347 million) (the “Maximum Final Consideration”).

The Final Consideration will be payable in cash by the Company to China Telecommunications Corporation as follows: (i) RMB25,500 million (equivalent to HK$31,250 million) will be payable within five Business Days following the Completion Date and (ii) Deferred Payment will be payable on or before the fifth anniversary of the Completion Date after all the conditions precedent for completion have been fulfilled or otherwise waived by the Company and China Telecommunications Corporation. The payment will be funded from the Company’s internal resources and relevant debt financing sources.

The Company may, from time to time, prepay all or part of the Deferred Payment at any time after the Completion Date without penalty until the fifth anniversary of the Completion Date. The Company will pay interest on the outstanding amount of the Deferred Payment to China Telecommunications Corporation at half-yearly intervals and the interest will accrue from the day following the Completion Date. The interest rate will be set at a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the Completion Date and will be adjusted once a year in accordance with the last yield of the 5-year super AAA rated Medium Term Notes published by the National Association of Financial Market Institutional Investors at the end of each year.

In formulating our opinion, we have analysed the purchase price of the Acquisition by using a series of valuation methodologies, including (i) the comparable company analysis, (ii) the comparable transaction analysis, and (iii) the discounted cash flow (“DCF”) analysis. We have also conducted internal rate of return analysis of China Telecommunications Corporation’s investment in the CDMA Network, and reviewed relevant information, including but not limited to the appraised value of the Assets.

(i)	Comparable company analysis

We note that the Acquisition Target is a group of assets and associated liabilities instead of a standalone company and it was historically operated by the Network Branches and generated revenue under the Telecom CDMA Lease. During the Track Record Period, the Acquisition Target demonstrated the characteristics of strong revenue growth and relatively high percentage of fixed assets.

As at 31 March 2012, the carrying amount of property, plant and equipment as well as projects under construction was approximately RMB104,709 million, accounting for 94% of the total carrying amount of the Assets. According to Appendix II of the Circular, the operating revenues, which are 28% of the audited CDMA Service Revenue under the Telecom CDMA Lease, are RMB8,080 million and RMB18,349 million for 2009 and 2011 respectively, representing a compound annual growth rate of 51%.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Given the fact that there is not any listed company available which could be regarded as fully comparable to the Acquisition Target, we have selected two groups of comparable companies, listed telecommunication companies and listed telecom infrastructure companies, each of which displays certain common characteristics with the Acquisition Target. We have examined both groups of comparable companies when evaluating the fairness of the purchase price of the Acquisition Target.

We have primarily examined the EV/EBITDA ratio, which is the commonly used valuation metrics in telecommunication industry. (EV represents enterprise value and is calculated as purchase price plus net debt of the Acquisition Target; EBITDA represents earnings before interest income, interest expense, taxation, depreciation and amortisation.) The calculation of EBITDA is based on the financial information in Appendix II of the Circular, which has been properly compiled to present the financial performance of the Acquisition Target operated by Network Branches for the Track Record Period.

When selecting the comparable telecommunication companies, we started from a full list of telecommunication operators in the developing economies in Asia1 and did not include Asian telecommunication operators with fixed-line business explicitly as one of their principal line of businesses due to the different business nature of mobile and fixed-line businesses. Therefore the comparable telecommunication companies set out below are mobile operators covering all the developing economies in Asia. To make the comparison more valid, we have taken into account the impact of different EBITDA growth rates.

1	Excluding Middle East region, same as below.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As set out in the table below, the median and mean of 2011 EV/EBITDA of major Asian mobile operators is 7.2 times and 8.0 times, the corresponding median and mean 2010-2011 EBITDA Growth is 6.9% and 13.1%.

	Ticker	Place of Listing	2011 EV/EBITDA(1)	2010-2011 EBITDA Growth Rate

China Mobile	941-HK	Hong Kong	4.7x	4.9%
Bharti Airtel Limited	644232	India	6.4x	18.5%
XL Axiata Tbk PT	B0LD0W	Indonesia	6.7x	1.2%
Far EasTone Telecommunications Co., Ltd.	4904-TW	Taiwan	9.6x	2.1%
Taiwan Mobile Co., Ltd.	3045-TW	Taiwan	10.1x	(1.4%)
Digi.com Berhad	608624	Malaysia	12.7x	15.8%
Globe Telecom, Inc.	628486	Philippines	5.7x	4.3%
Total Access Communication Public Co Ltd	689931	Thailand	6.1x	9.1%
Advanced Info Service PCL	641256	Thailand	10.2x	8.9%
Idea Cellular Limited	532822-IN	India	6.3x	34.4%
PT Bakrie Telecom Tbk	BTEL-ID	Indonesia	8.9x	(14.0%)
Reliance Communications Ltd.	532712-IN	India	4.9x	19.7%
Axiata Group Berhad	6888-MY	Malaysia	7.7x	1.2%
MAXIS BERHA	6012-MY	Malaysia	12.3x	0.3%
Grameenphone Ltd	GP-BD	Bangladesh	4.7x	28.7%
Tata Teleservices (Maharashtra) Limited	532371-IN	India	10.7x	75.4%
Median			7.2x	6.9%
Mean			8.0x	13.1%
Acquisition Target (Initial Consideration)			8.9x	66.2%
Acquisition Target (Maximum Final Consideration)			9.2x	66.2%

(1)	Based on the 30-trading-day average closing price up to the date of announcement of the Acquisition. The 30-trading-day average closing price is based on the average closing price of the 30 trading days up to the date of announcement of the Acquisition retrieved from FactSet.

Based on the financial information in Appendix II of the Circular, the EBITDA of the Acquisition Target for the year 2010 and 2011 were RMB5,717 million and RMB9,503 million respectively2. The 2011 EV/EBITDA ratios implied by the Initial Consideration and the Maximum Final Consideration are 8.9 times and 9.2 times respectively, which are higher than median and mean trading multiples of listed comparable companies. We noted that the EBITDA growth rate of the Acquisition Target is 66.2% for the period 2010-2011, significantly higher than that of the peer companies. Among the comparable companies, Tata Teleservices (Maharashtra) Limited experienced a similar high EBITDA growth as the Acquisition Target did and its 2011 EV/EBITDA ratio is 10.7 times. Taking into account the higher EBITDA growth rate of the Acquisition Target, we consider the premium of the implied EV/EBITDA of the purchase price is reasonable.

2	Calculated as Operating (losses)/profit plus Depreciation and amortisation

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

When selecting the comparable telecom infrastructure companies, we examined the tower companies, which possess similarities with the Acquisition Target with respect to their operations, business model, capital expenditure requirements, and operational scale. Similar to the Acquisition Target, tower companies invest, operate and manage telecommunications infrastructure while receiving lease revenue from telecommunications operators. The assets of tower companies include wireless towers, broadcast towers and distributed antenna system (DAS) networks. Tower companies lease space or physical capacity on towers and DAS to wireless service providers, radio and television broadcast companies, wireless data providers, government agencies and municipalities and tenants in a number of other industries via long-term contracts and receive lease fee as the main revenue. Historically, the Acquisition Target enjoys higher EBITDA growth than tower companies.

	Ticker	Place of Listing	2011 EV/EBITDA(1)	2010–2011 EBITDA Growth Rate

Tower companies
American Tower Corp	AMT	United States	22.0x	18.4%
Crown Castle International Corp.	CCI	United States	19.4x	12.3%
SBA Communications Corporation	SBAC	United States	24.2x	17.2%
GTL Infrastructure Limited	B1GYMK	India	14.2x	165.2%
PT Sarana Menara Nusantara Tbk	TOWR-ID	Indonesia	16.3x	22.9%
Tower Bersama Infrastructure Tbk PT	TBIG-ID	Indonesia	26.7x	55.4%
Solusi Tunas Pratama Tbk PT	SUPR-ID	Indonesia	18.0x	(4.3%)
Median			19.4x	18.4%
Mean			20.1x	41.0%
Acquisition Target (Initial Consideration)			8.9x	66.2%
Acquisition Target (Maximum Final Consideration)			9.2x	66.2%

(1)	Based on the 30-trading-day average closing price up to the date of announcement of the Acquisition. The 30-trading-day average closing price is based on the average closing price of the 30 trading days up to the date of announcement of the Acquisition retrieved from FactSet.

As set out in the table above, the median and mean of 2011 EV/EBITDA of the tower companies is 19.4 times and 20.1 times, which is higher than the EV/EBITDA implied by the purchase price as stated above.

Based on above analysis, the 2011 EV/EBITDA ratios implied by the Initial Consideration and the Maximum Final Consideration are 8.9 times and 9.2 times respectively. The EV/EBITDA ratios are higher than the median and mean trading multiples of major Asian mobile operators in developing economies, but similar to that of those Asian mobile operators with comparable growth rate. The EV/ EBITDA is lower than the median and mean trading multiples of the tower companies. Therefore, the implied valuation multiples of the Acquisition are reasonable when compared with the EV/EBITDA ratios of the above groups of comparable companies. Although the selected mobile operators and tower companies possess similarities with the Acquisition Target, it should be noted that the business, operations and prospects of Acquisition Target are not entirely the same as that of those comparable companies mentioned above. As such, the valuation ratios should be referenced with care.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(ii)	Comparable transaction analysis

We consider precedent acquisitions by Chinese telecom operators from their respective connected parties during the last ten years (since the Company’s IPO in 2002) the closest comparable transactions to the Acquisition, as the understanding of the capital markets to Chinese telecommunications companies has been relatively mature. Consistent with precedent transactions, the appraised value of the assets and liabilities is one of the factors in arriving at the purchase price. We examined the multiple of purchase price over book value (“P/B”, book value refers to the value of net assets, i.e. the total carrying amount of the Assets minus the carrying amount of the Associated Liabilities). Below sets forth those most comparable transactions with the implied P/B ratios:

Announcement Date	Target	Acquirer	Historical P/B Ratio(1)

31-Mar-08	Beijing Telecom	China Telecom Corp Ltd	1.3x
16-Nov-07	Telecommunication assets of Guizhou province	China Unicom Ltd	2.1x
12-Sep-05	Telecommunication assets in 4 provinces and autonomous regions	China Netcom Group Corporation (Hong Kong) Limited	1.6x
28-Apr-04	Telecommunication assets in 10 provinces and autonomous regions	China Mobile (Hong Kong) Ltd	1.2x
13-Apr-04	Telecommunication assets in 10 provinces and autonomous regions	China Telecom Corp Ltd	1.4x
20-Nov-03	Telecommunication assets in 9 provinces and autonomous regions	China Unicom Ltd	1.4x
27-Oct-03	Telecommunication assets in 6 provinces and autonomous regions	China Telecom Corp Ltd	1.5x
20-Nov-02	Telecommunication assets in 9 provinces and autonomous regions	China Unicom Ltd	2.1x
16-May-02	Telecommunication assets in 8 provinces and autonomous regions	China Mobile (Hong Kong) Ltd	2.3x
Median			1.5x
Mean			1.7x
Acquisition Target (Initial Consideration)			1.04x
Acquisition Target (Maximum Final Consideration)			1.08x

(1)	From shareholders’ circulars; Historical P/B calculated using latest audited book value before announcement of the transaction.
(2)	In the descending order of announcement date.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Based on the financials stated in the “Letter from the Board” in the Circular, the historical 2011 P/B ratios implied by the Initial Consideration and the Maximum Final Consideration are 1.04 times and 1.08 times respectively. The valuation ratio of the Acquisition Target is slightly lower than that of precedent transactions. Therefore we conclude that the valuation of the Acquisition Target is reasonable when compared with the P/B ratios of the above comparable transactions.

(iii)	Discounted cash flow analysis

On an on-going basis, we have used DCF analysis as one of several valuation methodologies, taking into account the characteristics of the market, competition in the sector, regulatory environment, the Acquisition Target’s cost structure and capital expenditure requirements as well as the profile of the subscriber bases.

Our forecast of the Acquisition Target is based on, among others, the overall Mainland China mobile market and the competitive landscape, the Company’s business conditions and opinions of research analysts. We include DCF analysis result as part of our consideration of the overall fairness of the purchase price.

Under the Telecom CDMA Lease, China Telecommunications Corporation has granted to the Company the Purchase Option to purchase the CDMA Network whereby the Company has an option to purchase the CDMA Network at any time before 31 December 2012, or within one year after the termination or expiry of the Telecom CDMA Lease. The purchase price shall not be higher than such price as would, taking into account all lease fee payments made by the Company under the Telecom CDMA Lease and all discounts for delay, enable China Telecommunications Corporation to recover its investment in the CDMA Network together with an internal rate of return on its investment of 8%. We have conducted an internal rate of return analysis of China Telecommunications Corporation’s investment in the CDMA Network, using the following cash inflows and outflows. Cash outflows mainly include the purchase cost of CDMA Network to China Telecommunications Corporation, capital expenditures and other operating cash outflows of the Acquisition Target since China Telecommunications Corporation’s investment. Cash inflows mainly include lease fee payments made by the Company under the Telecom CDMA Lease, other operating cash inflows and the purchase price of the Acquisition. The internal rate of return would not be expected to be higher than 8%.

On the basis of the above analysis, we consider as the date hereof that the purchase price of the Acquisition Target is fair and reasonable so far as the Independent Shareholders are concerned.

We have also examined the Deferred Payment mechanism. The Company may, from time to time, prepay all or part of the Deferred Payment at any time after the Completion Date without penalty until the fifth anniversary of the Completion Date. The Company will pay interest on the Deferred Payment to China Telecommunications Corporation at half-yearly intervals and the interest will accrue from the day following the Completion Date. The interest rate will be set at a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the Completion Date and will be adjusted once a year in accordance with the last yield of the 5-year super AAA rated Medium Term Notes published by the National Association of Financial Market Institutional Investors at the end of each year.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have compared historical yield at issuance of the Company’s Medium Term Notes with yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the issuance. The historical yield at issuance of the Company’s Medium Term Notes was generally in line with market yield. Therefore, we consider the interest rate as determined by the Deferred Payment mechanism has reasonably reflected the cost of the Company for debt financing of a similar amount and tenure. For reference, the yield of 5-year super AAA rated Medium Term Notes published by the National Association of Financial Market Institutional Investors on 20 August 2012 was 4.35%. We conclude that the Deferred Payment mechanism is fair and reasonable.

5.	Financial effects of the Acquisition

As extracted from the interim report of the Company, the unaudited consolidated total assets and total liabilities of the Group were RMB433,885 million and RMB173,875 million, respectively as at 30 June 2012. Assuming the Acquisition had been completed on 30 June 2012, the total assets and total liabilities of the Group would be approximately RMB545,499 million and RMB285,489 million, respectively.

According to the interim report of the Company, the Group’s gearing ratio (being calculated as total liabilities divided by total assets) was approximately 40% as at 30 June 2012. Assuming the Acquisition had been completed on 30 June 2012, the Group’s gearing ratio would be approximately 52%.

As stated in the “Letter from the Board” contained in the Circular, the future lease fee savings as a result of the Acquisition are expected to exceed the incremental costs of owning the Assets such as depreciation, financial charges, maintenance and other costs arising from the Acquisition, and therefore the Acquisition is expected to have a positive effect on the earnings of the Group in the future.

The unaudited pro forma financial information of the Group, which illustrates the financial impact of the Acquisition on the Group’s assets and liabilities, is set out in Appendix III of the Circular.

6.	Reasons for renewal of Existing Continuing Connected Transactions

6.1	Renewal of Existing Continuing Connected Transactions

6.1.1 Engineering Framework Agreement

The Company and China Telecommunications Corporation entered into the Engineering Framework Agreement on 30 August 2006, and entered into the Engineering Framework supplemental agreement to amend the terms of the continuing connected transactions contemplated under the Engineering Framework Agreement on 27 July 2008 and 25 August 2010, respectively. The Engineering Framework Agreement will expire on 31 December 2012 under its current terms and can be renewed for further periods of three years.

Pursuant to the Engineering Framework Agreement, China Telecommunications Corporation and/or its associates through bids provide to the Group services such as construction, design, equipment installation and testing and/or engineering project supervision services.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Company and China Telecommunications Corporation determine the charges payable for the services under the Engineering Framework Agreement by reference to the market rates. The charges payable for the design or supervision of engineering projects with a value over RMB500,000 (equivalent to approximately HK$612,745), or engineering construction projects with a value over RMB2,000,000 (equivalent to approximately HK$2,450,980) shall be determined by the tender award price.

The Group does not accord any priority to China Telecommunications Corporation and/or its associates to provide such services, and the tender may be awarded to an Independent Third Party. However, if the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favourable as those offered by other tenderers, the Group may award the tender to China Telecommunications Corporation and/or its associates.

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Engineering Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Engineering Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Engineering Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

6.1.2 Ancillary Telecommunications Services Framework Agreement

The Company and China Telecommunications Corporation entered into the Ancillary Telecommunications Services Framework Agreement on 30 August 2006, and entered into the Ancillary Telecommunications Services Framework supplemental agreement to amend terms of the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement on 27 July 2008 and 25 August 2010, respectively. The Ancillary Telecommunications Services Framework Agreement will expire on 31 December 2012 under its current terms and can be renewed for further periods of three years.

Pursuant to the Ancillary Telecommunications Services Framework Agreement, China Telecommunications Corporation and/or its associates provide the Group with certain repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services.

The charges payable for the services under the Ancillary Telecommunications Services Framework Agreement are calculated on the following basis:

(i)	the government-prescribed prices (if any);

(ii)	where there are no government-prescribed prices but there are government-guided prices, the government-guided prices;

(iii)	where there are neither government-prescribed prices nor government-guided prices, the market prices. Market price shall mean the price at which the same type of services are provided by Independent Third Parties in the ordinary course of business; or

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iv)	where none of the above is applicable, the prices are to be agreed between the parties based the reasonable costs incurred in providing the services plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Ancillary Telecommunications Services Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Ancillary Telecommunications Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Ancillary Telecommunications Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

6.2	Reasons for and Benefits of the Renewal of the Existing Continuing Connected Transactions

The Company believes that the historical unique relationship and long-term cooperation between China Telecommunications Corporation and/or its associates and the Group has enabled China Telecommunications Corporation and/or its associates to gain a comprehensive and deep understanding of the Group’s network features and general business needs. Compared to third parties, China Telecommunications Corporation and/or its associates can more aptly ensure that high quality service is provided at a competitive price, thus lowering service costs. The Group will receive high quality service and can effectively lower its operational expenses.

Due to a long-standing and cooperative relationship in the past, China Telecommunications Corporation and/or its associates are more able to meet the needs of the Group and to provide responsive support services in a speedy and stable manner, thereby achieving effective business cooperation and synergies. China Telecommunications Corporation and/or its associates have set up specialised teams dedicated to serving the Group, and made proactive initiatives and technical preparations customised for the development of the Group, with a view to providing the Group with more systematic and efficient services.

We understand that the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement is aimed at ensuring the Company to have related continuous, stable and quality services to facilitate its development in the telecommunications business.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

6.3	Reasons for the Annual Caps of the Existing Continuing Connected Transactions

As stated in the “Letter from the Board” contained in the Circular, the historical amounts, Annual Caps or revised Annual Caps (as the case may be) for the four years ending 31 December 2012, 2013, 2014 and 2015, for each of the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement are set out below:

Agreements	Audited historical amount for the year ended 31 December 2010	Audited historical amount for the year ended 31 December 2011	Unaudited historical amount for the period from 1 January to 30 June 2012	Annual Caps for the year ending 31 December 2012	Revised Annual Caps for the year ending 31 December 2012	Annual Caps for the year ending 31 December 2013	Annual Caps for the year ending 31 December 2014	Annual Caps for the year ending 31 December 2015

Engineering Framework Agreement	RMB6,415 million (equivalent to approximately HK$7,862 million)	RMB8,293 million (equivalent to approximately HK$10,163 million)	RMB4,833 million (equivalent to approximately HK$5,923 million)	RMB8,800 million (equivalent to approximately HK$10,784 million)	RMB11,000 million (equivalent to approximately HK$13,480 million)	RMB16,000 million (equivalent to approximately HK$19,608 million)	RMB16,000 million (equivalent to approximately HK$19,608 million)	RMB16,000 million (equivalent to approximately HK$19,608 million)

Ancillary Telecommunications Services Framework Agreement	RMB6,838 million (equivalent to approximately HK$8,380 million)	RMB7,878 million (equivalent to approximately HK$9,654 million)	RMB4,665 million (equivalent to approximately HK$5,717 million)	RMB9,000 million (equivalent to approximately HK$11,029 million)	RMB10,500 million (equivalent to approximately HK$12,868 million)	RMB14,000 million (equivalent to approximately HK$17,157 million)	RMB15,000 million (equivalent to approximately HK$18,382 million)	RMB16,000 million (equivalent to approximately HK$19,608 million)

For the two years ended 31 December 2010 and 2011, the Annual Caps for the transactions contemplated under the Engineering Framework Agreement were RMB7,052 million and RMB8,800 million, respectively (equivalent to approximately HK$8,642 million and HK$10,784 million, respectively). For the two years ended 31 December 2010 and 2011, the Annual Caps for the transactions contemplated under the Ancillary Telecommunications Services Framework Agreement were RMB7,700 million and RMB9,000 million, respectively (equivalent to approximately HK$9,436 million and HK$11,029 million, respectively).

As far as the Directors are aware, none of the Annual Caps of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2012 has been exceeded as at the Latest Practical Date. The Company confirms that each of the Annual Caps of such agreements for the three years ending 31 December 2013, 2014 and 2015 has been determined by reference to the anticipated increase in the Company’s network assets including the capital expenditure that is to be incurred on, among other things, the optical fibre network upgrade projects and the CDMA Network optimisation and capacity expansion projects after the completion of the proposed Acquisition. Apart from that, the Company also takes into consideration the nature of the transactions contemplated under the respective agreements, the existing scale and operations of the Company’s business, the business plan of the Company and the inflationary pressures for the three years ending 31 December 2013, 2014 and 2015.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We note that the Annual Cap of RMB16,000 million (equivalent to approximately HK$19,608 million) for the year ending 31 December 2013 in relation to the Engineering Framework Agreement is approximately 45.5% higher than the revised cap for the year ending 31 December 2012, and the Annual Caps for the year ending 31 December 2014 and 2015 is the same as that for the year ending 31 December 2013. According to the Company, the increase in the Annual Caps for the three years ending 31 December 2013, 2014 and 2015 in relation to the Engineering Framework Agreement is mainly attributable to the expected material increase in the design, construction and supervision services that China Telecommunications Corporation and/or its associates provide to the Group following the proposed Acquisition to be completed on 31 December 2012.

We note that the Annual Cap of RMB14,000 million (equivalent to approximately HK$17,157 million) for the year ending 31 December 2013 in relation to the Ancillary Telecommunications Services Framework Agreement is approximately 33.3% higher than the revised cap for the year ending 31 December 2012, and the Annual Cap of RMB15,000 million (equivalent to approximately HK$18,382 million) and RMB16,000 million (equivalent to approximately HK$19,608 million) for the years ending 31 December 2014 and 2015, respectively, is on a steady increasing trend compared to the Annual Cap for the year ending 31 December 2013. According to the Company, the increase in the Annual Caps for the three years ending 31 December 2013, 2014 and 2015 in relation to the Ancillary Telecommunications Services Framework Agreement is mainly attributable to the anticipated increase in expenditures on repair and maintenance services and other customer services such as customers acquisition to be provided by China Telecommunications Corporation and/or its associates as a result of the continuing expansion of the Company’s operation along with the further development of the Company’s full services. Especially, the increase in the Annual Cap for the year ending 31 December 2013 over the revised Annual Cap for the year ending 31 December 2012 was determined after taking into consideration of the proposed Acquisition which, if completed on 31 December 2012, is expected to result in a material increase in expenditures on repair and maintenance services of the Company in 2013.

The consideration under each of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement will be satisfied in cash and no payment will be made on a deferred basis.

To arrive at our view on the Annual Caps of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for the three years ending 31 December 2013, 2014 and 2015, we have performed the following work:

(i)	reviewed the audited historical amount for the years ended 31 December 2010 and 2011, and the unaudited historical amount for the period from 1 January to 30 June 2012, as well as the Annual Caps for the years ended 31 December 2010 and 2011, and the revised Annual Caps for the year ending 31 December 2012, in relation to the transactions contemplated under each of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement between the Company and China Telecommunications Corporation, respectively, to understand the historical growth trend;

(ii)	reviewed the audited historical amount for the years ended 31 December 2010 and 2011, for engineering construction and design transactions and ancillary telecommunications transactions between the Acquisition Target and China Telecommunications Corporation, respectively, to understand the possible impact of the Acquisition for relevant future Annual Caps;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iii)	reviewed the estimation of the Annual Caps of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for the three years ending 31 December 2013, 2014 and 2015 (taking into account the impact of the Acquisition) prepared by the Company.

Based on the foregoing, we are of the view that the Annual Caps for each of the years ending 31 December 2013, 2014 and 2015 in relation to the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement reflect the impact of the Acquisition and the normal business growth of the Company, are fair and reasonable and in the interests of the Company and its Shareholders as a whole so far as the Company and the Shareholders are concerned.

OPINION AND RECOMMENDATION

Having considered the above principal reasons and factors, we are of the view as the date hereof that (i) the Acquisition, (ii) the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement and the proposed Annual Caps for the three years ending 31 December 2013, 2014 and 2015 for the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, are entered into in the ordinary and usual course of business and on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Therefore, we would advise the Independent Board Committee to recommend the Independent Shareholders to and also recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM in relation to the Acquisition and the renewal of the Existing Continuing Connected Transactions.

Yours faithfully,
For and on behalf of
China International Capital Corporation
Hong Kong Securities Limited
Barry Chan
Executive Director

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

1.	FINANCIAL SUMMARY

The financial information for the annual results of the Group for the three years ended 31 December 2009, 31 December 2010 and 31 December 2011 are set out in the Company’s 2009 Annual Report (pages 102 to 166), 2010 Annual Report (pages 90 to 146) and 2011 Annual Report (pages 88 to 146), respectively. These reports were published on the websites of the Stock Exchange (http://www.hkexnews. hk) and the Company (http://www.chinatelecom-h.com) on 8 April 2010, 4 April 2011 and 12 April 2012 respectively.

2.	UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE SIX MONTHS ENDED 30 JUNE 2012

The unaudited consolidated statement of financial position, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement, together with the notes to the financial statements of the Group for the six months ended 30 June 2012 are set out in the 2012 interim report of the Company (pages 8 to 30), which has been published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.chinatelecom-h.com) on 30 August 2012.

APPENDIX II	UNAUDITED FINANCIAL INFORMATION OF THE ACQUISITION TARGET

Set out below are the unaudited statements of income and expenditure in relation to the Assets and the assets of the Retained Assets and Liabilities (“Retained Assets”) prepared by the Directors based on the information of the Network Branches provided by China Telecommunications Corporation.

The Assets and the Retained Assets constituted the CDMA Network assets located in 30 provinces, municipalities and autonomous regions in the PRC and jointly generated the Capacity lease revenue for the Network Branches under the Telecom CDMA Lease. The Directors consider that it is impractical to allocate the Capacity lease revenue to the Retained Assets except on an arbitrary basis.

Routine repairs and maintenance expenses, water, electricity and other utilities charges have been incurred for all network assets, including the Assets and the Retained Assets, held by the Network Branches. These repairs and maintenance expenses, water, electricity and other utilities charges incurred were not specifically recorded for each individual asset by the Network Branches. As such, it is impractical to allocate such expenses to the Retained Assets except on an arbitrary basis.

The carrying amount and respective depreciation and amortisation of the Retained Assets can be quantified from the accounting records provided by China Telecommunications Corporation. As at 31 March 2012, the carrying amount of the Retained Assets was about 4% of the carrying amount of the Assets. During the three years ended 31 December 2011 and the six months ended 30 June 2012 (the “Track Record Period”), the depreciation and amortisation for each year/period accrued for the Retained Assets was less than 3% of the depreciation and amortisation in the unaudited statements of income and expenditure set out below. Thus, the Directors have decided not to disclose such financial information in relation to the Retained Assets.

In addition, as mentioned in the section headed “New Continuing Connected Transactions” in the Letter from the Board in the Circular, as part of the CDMA network assets, the Retained Assets will be leased by the Company after the completion of the Acquisition. Considering the above, the Directors consider that the unaudited statements of income and expenditure set out below have been properly compiled to present the financial performance of the Acquisition Target during the Track Record Period.

				For the six months ended
	For the year ended 31 December			30 June
	2009 RMB millions	2010 RMB millions	2011 RMB millions	2012 RMB millions

Operating revenues (Note 1)	8,080	12,891	18,349	11,341
Operating expenses
Depreciation and amortisation	(6,589)	(10,742)	(13,226)	(7,213)
Network maintenance and others	(7,460)	(7,174)	(8,846)	(3,586)

Operating (losses)/profit	(5,969)	(5,025)	(3,723)	542

Note 1:	the operating revenues represent the Capacity lease revenue earned from the Company under the Telecom CDMA Lease, net of the PRC business tax.

APPENDIX II	UNAUDITED FINANCIAL INFORMATION OF THE ACQUISITION TARGET

The unaudited statements of income and expenditure for the three years ended 31 December 2011 and the six months ended 30 June 2012 set out above have been prepared by the Directors of the Company based on the relevant information provided by China Telecommunications Corporation using the accounting policies materially consistent with those of the Company.

In accordance with Rule 14.67(6)(b)(i) of the Listing Rules, the Directors of the Company have engaged KPMG, the auditors of the Company, to perform certain agreed-upon procedures and report their factual findings in respect of the unaudited statements of income and expenditure set out above in accordance with Hong Kong Standard on Related Services 4400 “Engagements to Perform Agreed-Upon Procedures Regarding Financial Information” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). The auditors have agreed the amounts in the unaudited statements of income and expenditure set out above to the corresponding amounts appearing on a schedule prepared by the Directors of the Company; checked the arithmetical accuracy of the calculations in the schedule; and agreed the amounts in the schedule to the relevant accounting records of the Network Branches. The findings on the agreed-upon procedures were reported solely for the information of the Directors of the Company and should not be used or relied upon by any other parties for any other purposes.

The above procedures performed by the auditors do not constitute an assurance engagement performed in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements, Hong Kong Standards on Assurance Engagements, or Hong Kong Standards on Investment Circular Reporting Engagements issued by the HKICPA. Consequently, no assurance is provided by the auditors on the unaudited statements of income and expenditure set out above.

Had the auditors performed additional procedures or had the auditors performed an assurance engagement on the unaudited statements of income and expenditure set out above in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements, Hong Kong Standards on Assurance Engagements, or Hong Kong Standards on Investment Circular Reporting Engagements issued by the HKICPA, other matters might have come to the auditors’ attention that would have been reported to the Company.

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP AFTER THE ACQUISITION

The following is the full text of a report, prepared for the purpose of inclusion in this circular, received from the independent reporting accountants of the Company, KPMG, Certified Public Accountants, Hong Kong. As described in the section headed “General Information” in Appendix V, a copy of this report is available for inspection

8th Floor
Prince’s Building
10 Chater Road
Central
Hong Kong 30 August 2012

The Directors

China Telecom Corporation Limited (“the Company”)

Dear Sirs,

We report on the unaudited pro forma financial information (“the Pro Forma Financial Information”) of the Company and its subsidiaries (“the Group”) set out on pages 50 to 52 in Appendix III to the circular dated 30 August 2012 (“the Circular”), which has been prepared by the directors of the Company solely for illustrative purposes to provide information about how the acquisition of certain assets and the associated liabilities under the acquisition agreement dated 22 August 2012 entered into between the Company and China Telecommunications Corporation might have affected the financial information presented. The basis of preparation of the unaudited Pro Forma Financial Information is set out in the introduction and notes to the unaudited Pro Forma Financial Information on pages 50 and 52 of the Circular.

RESPONSIBILITIES

It is the responsibility solely of the directors of the Company to prepare the unaudited Pro Forma Financial Information in accordance with Paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and with reference to Accounting Guideline 7 “Preparation of Pro Forma Financial Information for inclusion in Investment Circulars” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”).

It is our responsibility to form an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP AFTER THE ACQUISITION

BASIS OF OPINION

We conducted our work in accordance with Hong Kong Standard on Investment Circular Reporting Engagements (“HKSIR”) 300 “Accountants’ Reports on Pro Forma Financial Information in Investment Circulars” issued by the HKICPA. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the unaudited Pro Forma Financial Information with the directors of the Company. The engagement did not involve independent examination of any of the underlying financial information.

Our work did not constitute an audit or review performed in accordance with Hong Kong Standards on Auditing or Hong Kong Standards on Review Engagements issued by the HKICPA, and accordingly, we do not express any such audit or review assurance on the unaudited Pro Forma Financial Information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Company and that the adjustments are appropriate for the purposes of the unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

The unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company, and because of its hypothetical nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at 30 June 2012 or any future date.

OPINION

In our opinion:

(a)	the unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

(b)	such basis is consistent with the accounting policies of the Company; and

(c)	the adjustments are appropriate for the purposes of the unaudited Pro Forma Financial Information as disclosed pursuant to Paragraph 4.29(1) of the Listing Rules.

Yours faithfully

KPMG
Certified Public Accountants
Hong Kong

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP AFTER THE ACQUISITION

A.	INTRODUCTION

The following is the unaudited pro forma consolidated statement of assets and liabilities of the Group as at 30 June 2012, which has been prepared to illustrate the effect of the Acquisition on the assets and liabilities of the Group, assuming that the Acquisition had been completed on 30 June 2012, and is based on the historical consolidated statement of financial position of the Group with further adjustments as explained in the notes below.

The unaudited pro forma statement of assets and liabilities has been prepared for illustrative purposes only and, because of its hypothetical nature, it may not give a true picture of the financial position of the Group after the Acquisition had the Acquisition been completed on 30 June 2012 or any future date.

B.	UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES

as at 30 June 2012

(Amounts in millions)

	Consolidated statement of assets and liabilities of the Group	Pro forma adjustments for the Acquisition			Pro forma consolidated statement of assets and liabilities
	RMB (unaudited) Note (1)	RMB (unaudited) Note (2)	RMB (unaudited) Note (3)	RMB (unaudited) Note (4)	RMB (unaudited)

ASSETS
Non-current assets
Property, plant and equipment, net	261,738	96,179	26	—	357,943
Construction in progress	28,309	11,595	—	—	39,904
Lease prepayments	25,926	49	—	—	25,975
Goodwill	29,919	—	—	—	29,919
Intangible assets	6,358	2,931	—	—	9,289
Interests in associates	963	—	—	—	963
Investments	735	—	—	—	735
Deferred tax assets	3,015	—	—	—	3,015
Other assets	3,224	997	—	—	4,221

Total non-current assets	360,187	111,751	26	—	471,964

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP AFTER THE ACQUISITION

	Consolidated statement of assets and liabilities of the Group	Pro forma adjustments for the Acquisition			Pro forma consolidated statement of assets and liabilities
	RMB (unaudited) Note (1)	RMB (unaudited) Note (2)	RMB (unaudited) Note (3)	RMB (unaudited) Note (4)	RMB (unaudited)

Current assets
Inventories	4,599	132	—	—	4,731
Income tax recoverable	2,538	—	—	—	2,538
Accounts receivable, net	22,713	2,030	—	(2,891)	21,852
Prepayments and other current assets	5,576	713	—	(121)	6,168
Time deposits with original maturity over three months	5,199	—	—	—	5,199
Cash and cash equivalents	33,073	—	(26)	—	33,047

Total current assets	73,698	2,875	(26)	(3,012)	73,535

LIABILITIES
Current liabilities
Short-term debt	5,873	—	—	—	5,873
Current portion of long-term debt	10,071	—	—	—	10,071
Accounts payable	50,084	16,001	—	(2,891)	63,194
Accrued expenses and other payables	71,232	39,530	—	(121)	110,641
Income tax payable	533	—	—	—	533
Current portion of deferred revenues	1,754	—	—	—	1,754

Total current liabilities	139,547	55,531	—	(3,012)	192,066

Net current liabilities	(65,849)	(52,656)	(26)	—	(118,531)

Total assets less current liabilities	294,338	59,095	—	—	353,433

Non-current liabilities
Long-term debt and payables	31,125	59,095	—	—	90,220
Deferred revenues	2,312	—	—	—	2,312
Deferred tax liabilities	891	—	—	—	891

Total non-current liabilities	34,328	59,095	—	—	93,423

Net Assets	260,010	—	—	—	260,010

APPENDIX III	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP AFTER THE ACQUISITION

NOTES TO UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES

(1)	These figures are extracted from the unaudited consolidated statement of financial position of the Group as at 30 June 2012, as set out in the published interim report of the Company for the six months ended 30 June 2012.

(2)	The adjustment represents the acquisition of the Acquisition Target for the Initial Consideration of RMB84,595.41 million as if the Acquisition had been completed on 30 June 2012.

The Initial Consideration, which will be adjusted by the Price Adjustment as specified in the Acquisition Agreement to reflect the change in value of the Acquisition Target during the Relevant Period, will form the Final Consideration payable by the Company to China Telecommunications Corporation for the Acquisition. After all conditions precedent have been fulfilled or otherwise waived by both parties, RMB25,500 million (equivalent to HK$31,250 million) will be paid by the Company to China Telecommunications Corporation within five business days following the completion date of the Acquisition, which is represented as current liability in the pro forma statement of assets and liabilities. The balance of Final Consideration will be payable on or before the fifth anniversary of the completion date, which is represented as non-current liability in the pro forma statement of assets and liabilities.

In the preparation of the pro forma statement of assets and liabilities of the Group, the financial results of the Acquisition Target along with all other transactions and changes in net assets for the Relevant Period, and the Price Adjustment are considered to be future events or decisions subsequent to 31 March 2012 and are not considered as adjustments under Rule 4.29 (6) of the Listing Rules. They have therefore not been taken into account in the preparation of the unaudited pro forma statement of assets and liabilities.

(3)	The adjustment represents the incidental costs estimated to be approximately RMB26 million payable in connection with the Acquisition, including stamp duty of approximately RMB25 million and legal and professional fees for the transfer of title of properties/land use rights from the Network Branches to the Company.

It is assumed that the incidental costs will be settled by cash on or before the completion date.

(4)	The adjustment represents the elimination of the current accounts between the Acquisition Target and the Group.

(5)	No adjustment has been made to reflect any trading results or other transactions of the Group entered into subsequent to 30 June 2012.

APPENDIX IV-A	SUMMARY OF PROPERTY VALUATION REPORT

The following is the text of a letter, summary of valuations and valuation certificates for the purpose of incorporation in this circular prepared by Beijing CEA Real Estate Appraisal Co., Ltd., a property valuer, in connection with its opinion of the market value of the property interests in the PRC as at 30 June 2012. A copy of the full valuation report relating to such properties prepared by Beijing CEA Real Estate Appraisal Co., Ltd. is made available for public inspection.

RM 916, 9/F Prime Tower No. 22 Chaowai Street, Chaoyang District, Beijing China

China Telecom Corporation Limited

31 Jinrong Street

Xicheng District, Beijing

PRC

100033

Dear Sirs,

PURPOSE AND DATE OF VALUATION

China Telecom Corporation Limited (the “Company”) proposed to acquire (the “Acquisition”) from China Telecommunications Corporation (“CTC”) certain assets and associated liabilities of China Telecommunications Corporation Network Branch and other network branches set up by China Telecommunications Corporation in 30 provinces, municipalities and autonomous regions in the People’s Republic of China (the “PRC”) (excluding Xizang Autonomous Region) (the “Network Branches”). Beijing CEA Real Estate Appraisal Co., Ltd., hereinafter referred to as “we”, is entrusted by the Company to appraise the market value of the properties owned by CTC and properties to be leased by the Company from CTC and its subsidiaries, excluding the Company (hereinafter referred to as the “CTC Group”) as well as third parties (details of which are described in the attached valuation certificates). We confirm that we have conducted on-site inspections of the properties, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market values of such properties as at 30 June 2012 (the “date of valuation”).

TYPE AND DEFINITION OF VALUE

The valuations represent the market value of the properties, which in accordance with The HKIS Valuation Standards on Properties (First Edition 2005) published by The Hong Kong Institute of Surveyors, is defined as “the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm’s-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion”.

ASSUMPTIONS AND LIMITATIONS

Unless otherwise stated, our valuation result has not taken into account any price inflated or deflated resulting from any special terms or circumstances such as atypical financing, sale and leaseback arrangement, special considerations or concessions granted by anyone associated with the sale, or any element of special value.

APPENDIX IV-A	SUMMARY OF PROPERTY VALUATION REPORT

In preparing the valuation report, we have complied with the requirements set out in Chapter 5 and Practice Note 12 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) (the “Listing Rules”) and the requirements of the HKIS Valuation Standards on Properties (First Edition 2005) published by The Hong Kong Institute of Surveyors.

We have summarised the properties into two groups in accordance with the requirements under the Listing Rules (as set out in this report). Owing to the substantial number of the properties in the PRC, the Company has applied to Hong Kong Stock Exchange that only a summary of the property valuation report instead of the full details of all the properties will be included in this report.

In the course of our valuation of the properties, unless otherwise stated, we have assumed that the land premium of the properties has been duly paid and the transferable land use rights with a valid term have been granted. We have relied on the data and information provided by the Company regarding the interests in the properties. In valuing the properties, we have assumed that the Network Branches have the legal title to each of the properties and has free and uninterrupted right to use, occupy or assign the properties for the unexpired terms as granted.

No allowance has been made in our valuations for any charges, mortgages or other outstanding amounts of the properties or for any taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from any encumbrances, liabilities or other factors which could affect their values.

The information regarding the title documents and approvals provided by the Company and the legal advice provided by Jingtian & Gongcheng, the legal adviser of the Company, are set out in the notes to each of the respective valuation certificates.

METHODS OF VALUATION

Based on the actual situation of our property valuation, properties for future development and properties under construction are not involved in the proposed acquisition. Therefore, we have classified properties into two groups: Group I, properties to be held by the Company for its own use in the PRC after the Acquisition; and Group II, properties proposed to be leased to the Company in the PRC. The valuation methods for the above two groups of properties are as follows:

With regard to the properties to be held by the Company after the Acquisition for its own use in the PRC (Group I), we have adopted the market approach, income approach and cost approach in our valuation according to the respective circumstances.

With regard to the properties to be leased to the Company in the PRC (Group II) are considered to have no commercial value due to the prohibition against assignment and subletting or the lack of substantial profit rentals.

SOURCE OF INFORMATION

We have been provided by the Company with copies of the state-owned land use right certificates, building ownership certificates and information relating to the relevant planning approvals or statutory notices, leases, easements, tenure, identification of land, completion date, particulars of occupancy, location, and site and floor areas. Our valuer has not verified the original copies of the state-owned land use right certificates and building ownership certificates. During the course of our property valuation, we have relied on the property ownership information provided by the Company and the legal advice given by the legal adviser of the Company, Jingtian & Gongcheng.

APPENDIX IV-A	SUMMARY OF PROPERTY VALUATION REPORT

SITE INSPECTION

Our valuer has inspected the exterior and, wherever possible, the interior of each of the properties. However, we have not carried out investigations to determine the suitability of the land conditions and the facilities for any development. We have not conducted any structural survey, but in the course of our inspection, we did not notice any serious defects. We are, however, not able to report that the properties are free of rot, infestation or any other structural defects, and have not carried out any tests to any of the facilities. Unless otherwise stated, we have not been able to carry out detailed on-site measurements to verify the site and floor areas of the properties and we have assumed that the areas shown on the title certificates and other documents handed to us are correct.

Inspection of the properties was carried out and completed in June 2012 by a registered real estate and land appraiser in the PRC, Mr. Liu Hongshuai, and several other registered appraisers from Beijing CEA Real Estate Appraisal Co., Ltd

CURRENCY

Unless otherwise stated, all amounts stated in our valuations are in Renminbi, the lawful currency of the PRC.

We enclose herein a valuation summary and our valuation certificates.

BEIJING CEA REAL ESTATE APPRAISAL CO., LTD.
Legal Representative: Wei Xin

30 August 2012

Note:	Ms. Weixin is a Professional Surveyor (General Practice) in Hong Kong, a member of the Royal Institution of Chartered Surveyors, a registered real estate appraiser in the PRC, a registered land valuer in the PRC, a registered asset appraiser in the PRC and a registered valuer of mining property right in the PRC. She possesses over 16 years of experience in property valuation in the PRC.

APPENDIX IV-A	SUMMARY OF PROPERTY VALUATION REPORT

SUMMARY OF VALUATIONS

Property	Market value in existing state as at 30 June 2012 (RMB)	Interest attributable to the Company after the Acquisition	Market value in existing state attributable to the Company after the Acquisition as at 30 June 2012 (RMB)

Group I: Properties to be held by the Company for its own use in 27 provinces, municipalities and autonomous regions in the PRC after the Acquisition

Various properties to be held by the Company in 27 provinces, municipalities and autonomous regions in the PRC after the Acquisition	945,607,000	100%	945,607,000

Sub-total of Group I:	945,607,000		945,607,000

Group II: Properties proposed to be leased by the Company in 30 provinces, municipalities and autonomous regions in the PRC

Various properties to be leased by the Company in 30 provinces, municipalities and autonomous regions in the PRC	No commercial value		No commercial value

Sub-total of Group II:	No commercial value		No commercial value

Total of Group I and Group II	945,607,000		945,607,000

APPENDIX IV-A	SUMMARY OF PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

Group I: Properties to be held by the Company for its own use in 27 provinces, municipalities and autonomous regions in the PRC after the Acquisition

Property	Description and tenure		Particulars of occupancy	Market value in existing state as at 30 June 2012

Various properties to be held by the Company in 27 provinces, municipalities and autonomous regions in the PRC after the Acquisition

This property group includes 1,907 parcels of land, 1,639 buildings and other structures used as base stations and non-base stations in 27 provinces, municipalities and autonomous regions in the PRC.

This property group comprises 1,907 parcels of land with total site area of approximately 289,712.93 sq.m.

This property group was completed between 1982 and 2011.

The total gross floor area of the properties of this property group is approximately 143,227.05 sq.m., details are as follows:

			The base stations in this property group are used as base stations while the non-base station properties are mainly used as business offices and machine rooms.	RMB945,607,000 Interest attributable to the Company after the Acquisition: 100%, RMB945,607,000

		Approximate
	Section	gross floor area
		(sq.m.)

	Base station properties	51,548.34
	Non-base station properties	91,678.71

	Land use rights of this property group are for industrial, public facilities and commercial uses. The terms of the land use rights will expire between 31 October 2013 and 16 August 2072

Notes:

(1)	In this valuation, 27 provinces, municipalities and autonomous regions in the PRC refer to Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei, Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi, Sichuan, Shanxi, Hunan, Hainan, Yunnan, Gansu and Qinghai provinces, and Beijing and Chongqing municipalities, and the Guangxi Zhuang, Xinjiang Uyghur, Inner Mongolia and Ningxia Hui autonomous regions.

APPENDIX IV-A	SUMMARY OF PROPERTY VALUATION REPORT

(2)	Among the properties involved in the Acquisition, state-owned land use right certificates have been obtained for 1,885 parcels of lands, which have a total site area of approximately 281,444.03 sq.m. Building ownership certificates have been obtained for 1,456 buildings, which have a total floor area of approximately 81,463.70 sq.m.

(3)	CTC has 100% interests in all properties in this group.

(4)	We have been provided with legal opinions on the ownership of this property group in connection with the Acquisition issued by the Company’s PRC legal adviser, which contain, inter alia, the following information:

(i)	The land use rights to be acquired by the Company involve 1,885 parcels of land owned by CTC with a total site area of approximately 281,444.03 sq.m., and 1,456 buildings owned by CTC with a total floor area of approximately 81,463.70 sq.m.

(ii)	The land use rights to be acquired by the Company involve 22 parcels of land with a total site area of approximately 8,268.90 sq.m. and 183 buildings with a total floor area of approximately 61,763.35 sq.m. which were acquired by CTC from other parties.

(iii)	CTC has the right to transfer the relevant land use rights and buildings to the Company according to law, and there shall be no legal impediment for the Company to acquire these land use rights and buildings. The Company will possess the legal ownership of such land use rights and buildings after the registration of the change of ownership and will be entitled to transfer, lease, pledge or in other legal ways to dispose of such land use rights and buildings in accordance with the laws, administrative regulations and regulatory documents in the PRC.

APPENDIX IV-A	SUMMARY OF PROPERTY VALUATION REPORT

VALUATION CERTIFICATE

Group II: Properties to be leased by the Company in 30 provinces, municipalities and autonomous regions in the PRC

	Property	Description and particulars of tenure	Market value in existing state as at 30 June 2012

1.	Various properties to be leased by the Company from CTC Group in 30 provinces, municipalities and autonomous regions in the PRC

This property group includes 2,601 lands in 30 provinces, municipalities and autonomous regions in the PRC.

The Company proposed to lease the lands under this group from CTC Group.

As at the date of valuation, 2,601 parcels of land (with a total site area of approximately 373,988.72 sq.m.) were used as base stations by the Network Branches.

Pursuant to the Land Use Right Lease Framework Agreement entered into between the Company and CTC, which is to be effective from 1 January 2013, this property group is to be leased from CTC Group from 1 January 2013 to 31 December 2015.

No commercial value

Notes:

(1)	In this valuation, 30 provinces, municipalities and autonomous regions in the PRC refer to Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei, Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi, Sichuan, Shanxi, Hunan, Hainan, Yunnan, Gansu, Qinghai and Guizahou provinces, and Beijing, Shanghai, Tianjin and Chongqing municipalities, and the Guangxi Zhuang, Xinjiang Uygur, the Inner Mongolia and Ningxia Hui autonomous regions.

(2)	According to the information provided by the Company, the granted land use right certificates have been obtained for a total of 119 properties under this property group, with a total site area of approximately 16,733.23 sq.m.

(3)	We have been provided with legal opinions on the ownership of the properties in this property group in connection with the Acquisition issued by the Company’s PRC legal adviser, which contain, inter alia, the following information:

(i)	CTC Group has the rights to lease to the Company the land use rights of 119 parcels of land with a total site area of approximately 16,733.23 sq.m., for which the granted land use right certificates have been obtained, and the Company will have the legal right to use such lands.

(ii)	CTC Group proposes to lease to the Company the land use rights of 2,482 parcels of land with a total site area of approximately 357,255.49 sq.m., for which the ownership certificates or approval from relevant government authorities have not been obtained, the Company will be subject to risks for using such lands. CTC has provided undertakings to indemnify the Company for losses arising from the defective legal title and to provide alternative lands upon request by the Company. Such undertakings are legal and effective.

APPENDIX IV-A	SUMMARY OF PROPERTY VALUATION REPORT

	Property	Description and particulars of lease	Market value in existing state as at 30 June 2012

2.	Various properties to be leased to the Company from CTC Group in 30 provinces, municipalities and autonomous regions in the PRC

This property group comprises 56,251 properties in 30 provinces, municipalities and autonomous regions in the PRC

The Company proposed to lease the properties under this group from CTC Group.

As at the date of valuation, 56,251 properties (with a total leasable floor area of approximately 1,420,980.39 sq.m.) were used as base stations by the Network Branches.

According to the Property Leasing Framework Agreement entered into between the Company and CTC, this property group is to be leased from CTC Group from 1 January 2013 to 31 December 2015.

No commercial value

Notes:

(1)	In this valuation, 30 provinces, municipalities and autonomous regions in the PRC refer to Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei, Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi, Sichuan, Shanxi, Hunan, Hainan, Yunnan, Gansu, Qinghai and Guizahou provinces, and Beijing, Shanghai, Tianjin and Chongqing municipalities, and the Guangxi Zhuang, Xinjiang Uygur, the Inner Mongolia and Ningxia Hui autonomous regions.

(2)	According to the information provided by the Company, building ownership certificates have been obtained for a total of 477 properties under this property group, with a total floor area of approximately 14,509.96 sq.m.

(3)	We have been provided with legal opinions on the ownership of the properties in this property group in connection with the Acquisition issued by the Company’s PRC legal adviser, which contain, inter alia, the following information:

(i)	CTC Group has the rights to lease to the Company 477 buildings with a total floor area of approximately 14,509.96 sq.m., for which the building ownership certificates have been obtained, and the Company will have the legal right to use such buildings.

(ii)	CTC Group proposes to lease to the Company 55,774 buildings with a total floor area of approximately 1,406,470.43 sq.m., for which the building ownership certificates have not been obtained, and the Company will be subject to risks for using such buildings. CTC has provided undertakings to indemnify the Company for losses arising from the defective legal title and to provide alternative buildings upon request by the Company. Such undertakings are legal and effective.

APPENDIX IV-A	SUMMARY OF PROPERTY VALUATION REPORT

	Property	Description and particulars of lease	Market value in existing state as at 30 June 2012

3.	Various properties to be leased to the Company from certain independent third parties in 30 provinces, municipalities and autonomous regions in the PRC

This property group comprises 26,062 parcels of land in 30 provinces, municipalities and autonomous regions in the PRC

As at the date of valuation, 26,062 parcels of land (with a total site area of approximately 1,678,207.60 sq.m.) were used as base stations by the Network Branches. The leasing terms of this property group will end between 9 July 2012 and 30 April 2031. Annual rental fees amount to RMB93,695,000.

The Company proposed to lease properties under this group beginning from 1 January 2013 from certain independent third parties.

No commercial value

Notes:

(1)	In this valuation, 30 provinces, municipalities and autonomous regions in the PRC refer to Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei, Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi, Sichuan, Shanxi, Hunan, Hainan, Yunnan, Gansu, Qinghai and Guizahou provinces, and Beijing, Shanghai, Tianjin and Chongqing municipalities, and the Guangxi Zhuang, Xinjiang Uygur, the Inner Mongolia and Ningxia Hui autonomous regions.

(2)	According to the information provided by the Company, the granted land use rights certificates have been obtained for 17 properties with a total site area of approximately 586 sq.m. under this property group.

(3)	We have been provided with legal opinions on the ownership of this property group in connection with the Acquisition issued by the Company’s PRC legal adviser, which contain, inter alia, the following information:

(i)	Lessors of 17 land use rights with a total site area of approximately 586 sq.m., the granted land use right certificates of which were provided by the Company to the PRC legal adviser, have the right to lease such properties to the Company, and the Company will have the legal right to use such lands.

(ii)	For 26,045 land use rights with a total site area of approximately 1,677,621.60 sq.m., for which the title documents of the lessors or approval from the relevant government authorities have not been provided by the Company to the PRC legal adviser, the PRC legal adviser was unable to determine whether the lessors of such land use rights have the legal right to lease those properties, and the Company will be subject to risks for using such lands. CTC has provided undertakings to indemnify the Company for losses arising from the defective legal title and to provide alternative lands upon request by the Company. Such undertakings are legal and effective.

APPENDIX IV-A	SUMMARY OF PROPERTY VALUATION REPORT

	Property	Description and particulars of lease	Market value in existing state as at 30 June 2012

4.	Various properties to be leased to the Company from certain independent third parties in 30 provinces, municipalities and autonomous regions in the PRC

This property group comprises 42,242 buildings in 30 provinces, municipalities and autonomous regions in the PRC

As at the date of valuation, 42,242 buildings (with a total leasable area of approximately 1,106,926.44 sq.m.) were used as base stations by the Network Branches. The leasing terms will expire between 1 July 2012 and 14 December 2032. Annual rental fee amounts to RMB384,444,000.

The Company proposed to lease the properties under this group beginning from 1 January 2013 from certain independent third parties.

No commercial value

Notes:

(1)	In this valuation, 30 provinces, municipalities and autonomous regions in the PRC refer to Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei, Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi, Sichuan, Shanxi, Hunan, Hainan, Yunnan, Gansu, Qinghai and Guizahou provinces, and Beijing, Shanghai, Tianjin and Chongqing municipalities, and the Guangxi Zhuang, Xinjiang Uygur, the Inner Mongolia and Ningxia Hui autonomous regions.

(2)	According to the Company, the building ownership certificates have been obtained for 1,694 buildings under this property group with a total floor area of approximately 47,662.30 sq.m.

(3)	We have been provided with legal opinions on the ownership of this property group in connection with the Acquisition issued by the Company’s PRC legal adviser, which contain, inter alia, the following information:

(i)	Lessors of 1,694 buildings with a total floor area of approximately 47,662.30 sq.m., the building ownership certificates of which were provided by the Company to the PRC legal adviser, have the right to lease those properties to the Company, and the Company will have the legal right to use such buildings.

(ii)	For 40,548 buildings with a total floor area of approximately 1,059,264.14 sq.m., for which the building ownership certificates of the lessors have not been provided by the Company to the PRC legal adviser, the PRC legal adviser was unable to determine whether the lessors of such buildings have the legal rights to lease those properties, and the Company will be subject to risks for using such buildings. CTC has provided undertakings to indemnify the Company for losses arising from the defective legal title and to provide alternative buildings upon request by the Company. Such undertakings are legal and effective.

APPENDIX IV-B	LETTER FROM THE PROPERTY VALUER

The following is the text of a letter, for the purpose of incorporation in this circular prepared by Beijing CEA Real Estate Appraisal Co., Ltd., a property valuer, in connection with its opinion as the market rentals of properties and land use rights in the PRC to be leased from China Telecommunications Corporation and its subsidiaries as at 30 June 2012.

RM 916, 9/F Prime Tower No. 22 Chaowai Street, Chaoyang District, Beijing China

China Telecom Corporation Limited

31 Jinrong Street

Xicheng District, Beijing

PRC

100033

30 August 2012

Dear Sirs,

OPINION IN RELATION TO THE MARKET RENTALS OF PROPERTIES AND

LAND USE RIGHTS TO BE LEASED FROM CTC GROUP BY

CHINA TELECOM CORPORATION LIMITED

China Telecom Corporation Limited (the “Company”) proposed to acquire (the “Acquisition”) the assets and associated liabilities of China Telecommunications Corporation Network Branch and other network branches set up by China Telecommunications Corporation (“CTC”) in 30 provinces, municipalities and autonomous regions in the PRC (excluding Xizang Autonomous Region) (together the “Network Branches”). After the Acquisition, the Company proposes to lease certain land use rights and properties from CTC and its subsidiaries (excluding the Company) (hereinafter referred to as “CTC Group”) (details of which are described in Group II Property No. 1 and No. 2 of the Summary of Property Valuation Report as set out in Appendix IV-A of the circular of the Company dated 30 August 2012 in respect of the Acquisition).

Beijing CEA Real Estate Appraisal Co., Ltd. (hereinafter referred to as “we”) is entrusted by the Company to assess, and provide opinions in relation to, the market rentals of land use rights and properties to be leased from CTC Group by the Company.

I.	BASIC INFORMATION

(1)	Date of valuation

30 June 2012

(2)	Scope of valuation

According to the information provided by the Company, as at 30 June 2012, the aforesaid leases involved a total of 2,601 land use rights (with a total site area of approximately 373,988.72 sq.m.) and a total of 56,251 properties (with a total leasable floor area of approximately 1,420,980.39 sq.m.).

APPENDIX IV-B	LETTER FROM THE PROPERTY VALUER

(3)	Distribution of the properties

The aforesaid properties are located in 30 provinces, municipalities and autonomous regions in the PRC, namely, Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei, Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi, Sichuan, Shanxi, Hunan, Hainan, Yunnan, Gansu, Qinghai and Guizhou provinces, and Beijing, Shanghai, Tianjin and Chongqing municipalities, and the Guangxi Zhuang, Xinjiang Uygur, the Inner Mongolia and Ningxia Hui autonomous regions.

II.	LAND USE RIGHTS

According to information provided by the Company, the Company proposed to lease a total of 2,601 land use rights with a total site area of approximately 373,988.72 sq.m. from CTC Group. Pursuant to the Land Use Rights Lease Framework Agreement entered into between the Company and CTC on 22 August 2012, which will become effective as of 1 January 2013, the Company will lease and use the above land use rights under the respective lease agreements in accordance with the relevant terms contained therein, and will implement such lease agreements in accordance with their respective terms.

The annual market rentals for the above land use rights amounted to RMB7,206,000 as at 30 June 2012.

III.	PROPERTIES

According to information provided by the Company, the Company proposed to lease a total of 56,251 properties (with a total leasable floor area of approximately 1,420,980.39 sq.m.) from CTC Group. Pursuant to the Property Leasing Framework Agreement entered into between the Company and CTC on 30 August 2006 and renewed on 22 August 2012, the Company will lease the above properties under their respective lease agreements in accordance with the relevant terms contained therein, and will implement such lease agreements in accordance with their respective terms.

The annual market rentals for the above properties amounted to RMB299,821,000 as at 30 June 2012.

IV.	OTHER INSTRUCTIONS

The above market rentals of the land use rights and the properties are the market rentals assessed as at the date of valuation as at 30 June 2012 and is for reference purposes only. We did not take into account the influence of any change in the scope of the leased properties and the effect on any change in the future leasing market on the assessment of market rentals during the period from the date of valuation to the commencement date of the respective lease agreements. According to the applicable provisions under the Land Use Rights Lease Framework Agreement and the Property Leasing Framework Agreement, the rental arrived at under the respective lease agreements shall be determined based on the prevailing market rentals and with reference to the standards set forth by local pricing authorities.

BEIJING CEA REAL ESTATE APPRAISAL CO., LTD.
Legal Representative: Wei Xin

30 August 2012

APPENDIX V	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DIRECTORS’ AND SUPERVISORS’ INTERESTS IN CONTRACTS AND ASSETS

(i)	Mr. Wang Xiaochu (the chairman and chief executive officer) and Mr. Yang Jie (the president and chief operating officer), the Directors of the Company, have been recently appointed as directors of China Telecommunications Corporation.

(ii)	Save as disclosed above, as at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Group, apart from their service contracts.

(iii)	Save as disclosed above, as at the Latest Practicable Date, none of the Directors or Supervisors had any direct or indirect interest in any assets which have been, since the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

3.	DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at the Latest Practicable Date, none of the Directors or Supervisors had any interests or short positions in the shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning in Part XV of the SFO) which are (1) required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO), (2) required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or (3) required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

As at the Latest Practicable Date, save that Mr. Wang Xiaochu, Mr. Yang Jie, Madam Wu Andi, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen were directors/employees of China Telecommunications Corporation, none of the Directors or Supervisors was a director or employee of a company which has any interests or short positions in the shares and underlying shares of equity derivatives of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

4.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had entered into any service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

APPENDIX V	GENERAL INFORMATION

5.	COMPETING INTEREST

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors and his/her respective associate(s) was interested in any business apart from the Group’s business, which competes or is likely to compete, either directly or indirectly, with the Group’s business.

6.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2011, being the date to which the latest published audited consolidated financial statements of the Group were made up.

7.	QUALIFICATIONS AND CONSENTS

The following are the qualifications of the experts who have been named in this circular or given their opinions or advice contained or referred to in this circular:

Name	Qualifications

UBS	Registered institution under the SFO to conduct Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance), Type 7 (providing automated trading services) and Type 9 (asset management) regulated activities

CICC	Licensed corporation under the SFO to conduct Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities

Jingtian & Gongcheng	PRC legal adviser

KPMG	Certified Public Accountants

CEA	Qualified appraiser of land and real estate in the PRC

CICC issued a letter dated 30 August 2012, for the purpose of incorporation in this circular, in connection with their advice to the Independent Board Committee and the Independent Shareholders.

As at the Latest Practicable Date, each of UBS, CICC, Jingtian & Gongcheng, KPMG and CEA has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letters, reports, statements and/or references to its name in the form and context in which it appears. Such letters, reports and statements from and/or references of UBS, CICC, Jingtian & Gongcheng, KPMG and CEA are given as at the date of this circular for incorporation herein.

As at the Latest Practicable Date, UBS and CICC held 13,530,000 and 365,337 H Shares of the Company, respectively, representing approximately 0.10% and less than 0.01% of the total number of H Shares (including ADSs) of the Company, respectively. Save as disclosed above, as at the Latest Practicable Date, UBS and CICC were neither beneficially interested in the share capital of any member of the Group nor had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and did not have any interest, either directly or indirectly, in any assets which have been, since the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX V	GENERAL INFORMATION

As at the Latest Practicable Date, each of Jingtian & Gongcheng, KPMG and CEA was not beneficially interested in the share capital of any member of the Group or did not have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and did not have any interest, either directly or indirectly, in any assets which have been, since the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

8.	MATERIAL LITIGATION

As at the Latest Practicable Date, neither the Company nor any member of the Group was engaged in any litigation or claims of material importance and no litigation or claims of material importance was known to the Directors to be pending or threatened against any member of the Group.

9.	MATERIAL CONTRACTS

Save as the Acquisition Agreement, no material contract (not being contracts entered into in the ordinary course of business carried out by the Group) has been entered into by any member of the Group within the two years immediately preceding the date of this circular.

10.	MISCELLANEOUS

(i)	The Company Secretary is Mr. Yung Shun Loy, Jacky (FCPA, FCCA, CPA (Aust)).

(ii)	The registered office and head office of the Company is 31 Jinrong Street, Xicheng District, Beijing 100033, PRC.

11.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Freshfields Bruckhaus Deringer at 11th Floor, Two Exchange Square, Central, Hong Kong during normal business hours on any business day from the date of this circular until 16 October 2012:

(i)	the Articles of Association;

(ii)	the Acquisition Agreement;

(iii)	the annual reports of the Company for each of the three years ended 31 December 2009, 2010 and 2011;

(iv)	the interim report of the Company for the six months ended 30 June 2012;

(v)	the letter prepared by KPMG with respect to the unaudited pro forma financial information of the Group after the Acquisition, the text of which is set out in Appendix III to this circular;

APPENDIX V	GENERAL INFORMATION

(vi)	the letters, summary of values and valuation certificates with respect to, amongst others, the Properties prepared by CEA, the texts of which are set out in Appendix IV-A and Appendix IV-B to this circular and the full text of the property valuation report (in Chinese language only) prepared by CEA with respect to, amongst others, the Properties;

(vii)	the PRC legal opinion dated 30 August 2012 issued by Jingtian & Gongcheng with respect to, amongst others, the Properties;

(viii)	the written consent letters referred to in paragraph 7 of this Appendix to this circular;

(ix)	the Engineering Framework Agreement;

(x)	the Ancillary Telecommunications Services Framework Agreement;

(xi)	the letter from the Independent Board Committee containing its recommendations to the Independent Shareholders;

(xii)	the letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and

(xiii)	this circular.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on 16 October 2012 at 31 Jinrong Street, Xicheng District, Beijing, PRC for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.	THAT the Acquisition Agreement (as defined and described in the circular of the Company dated 30 August 2012) and the transactions contemplated thereunder, a copy of which has been initialled by the chairman of this meeting and for the purpose of identification marked “A”, be approved, confirmed and ratified and any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of the Acquisition Agreement and the transactions contemplated thereunder with any changes as such Director may consider necessary, desirable or expedient.

2.	THAT the continuing connected transactions contemplated under the Engineering Framework Agreement (as amended by its supplemental agreements), a copy of which has been initialled by the Chairman and for the purpose of identification marked “B”, together with the proposed Annual Cap be and are hereby generally and unconditionally approved and any Director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.

3.	THAT the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement (as amended by its supplemental agreements), a copy of which has been initialled by the Chairman and for the purpose of identification marked “C”, together with the proposed Annual Cap be and are hereby generally and unconditionally approved and any Director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.

4.	THAT the election of Mr. Chen Liangxian as a director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution until the annual general meeting of the Company for the year 2013 to be held in the year 2014; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the director’s service contract with Mr. Chen Liangxian; THAT the Board be and is hereby authorised to determine his remuneration.

NOTICE OF EXTRAORDINARY GENERAL MEETING

5.	THAT the election of Mr. Shao Chunbao as a supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution until the annual general meeting of the Company for the year 2013 to be held in the year 2014; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the supervisor’s service contract with Mr. Shao Chunbao; THAT the Supervisory Committee be and is hereby authorised to determine his remuneration.

6.	THAT the election of Mr. Hu Jing as a supervisor of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution until the annual general meeting of the Company for the year 2013 to be held in the year 2014; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the supervisor’s service contract with Mr. Hu Jing; THAT the Supervisory Committee be and is hereby authorised to determine his remuneration.

And to consider and approve other businesses (if any).

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

7.	THAT the articles of association of the Company (the “Articles of Association”) be and are hereby amended as follows:

7.1	Remove “technology training” from the general businesses of the business scope of the Company set out in Article 13 of the Articles of Association.

7.2	Amend the composition of the supervisory committee of the Company as set out in Article 118 of the Articles of Association to “The supervisory committee shall comprise four (4) supervisors who represent the shareholders (hereinafter including those qualified as external supervisors and independent supervisors) and two (2) supervisors who shall represent the employees. Supervisors who represent the shareholders shall be elected or removed by the shareholders in general meetings, and the supervisors who represent employees shall be elected or removed by the employees democratically.”

7.3	Authorise any Director of the Company to undertake actions in his opinion as necessary or appropriate, so as to complete the approval and/or registration or filing of the aforementioned amendments to the Articles of Association.

By Order of the Board
China Telecom Corporation Limited
Yung Shun Loy, Jacky
Company Secretary

Beijing, PRC

30 August 2012

Notes:

(1)	Details of resolutions above are set out in the circular dated 30 August 2012 of the Company.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(2)	The brief information of the proposed director concerning the above resolution numbered 4 is set as follows:

Mr. Chen Liangxian, aged 49, is an economist and completed the post-graduate program in law from the Guangdong Academy of Social Sciences. He is currently the Chairman of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company). He served as the Chairman and General Manager of Guangdong Materials Group Corporation, the Office Deputy Director, Assistant to General Manager and Deputy General Manager of Guangdong Materials Management Corporation, Deputy Director General and Director General of Guangdong Huilai County Commercial Bureau, General Manager of Business Cooperative Corporation and Manager of Guangdong Province Huilai County Overseas Chinese Commodities Supply Company. Mr. Chen has 30 years of experience in enterprise management. He was awarded the Guangdong Province May 1st Labour Medal in 2007 and the National May 1st Labour Medal in 2012.

After the election of Mr. Chen Liangxian as a director of the Company having been approved at the shareholders’ meeting, the Company will enter into a service contract with Mr. Chen Liangxian. The Board will determine the remuneration of Mr. Chen Liangxian with reference to his duty, responsibility, experience as well as the current market situation.

Save as disclosed in this notice of EGM, Mr. Chen Liangxian did not hold any directorship in any other listed companies nor take up any post in any affiliated companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Chen does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the proposed appointment of Mr. Chen that shall be disclosed pursuant to Rule 13.51(2)(h)to(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matters which need to be brought to the attention of the shareholders of the Company.

(3)	The brief information of the proposed supervisors concerning the above resolutions numbered 5 and 6 is set as follows:

Mr. Shao Chunbao, aged 54, is currently the head of the Discipline Inspection Division of China Telecommunications Corporation. Mr. Shao received a doctorate degree from the Huazhong University of Science and Technology. He served as Deputy Office Director and Deputy Director of the Scientific Research Division of the Shanxi Taiyuan Municipal Party School, Director level Secretary in the General Office of CPC Committee of Shanxi Province, Director level investigator of the Organisation Department of the Central Committee of CPC, Deputy Director General of the Departmental Affairs Management Division of the Central Committee of CPC, Deputy Secretary of the Municipal Party Committee of Jiujiang, Jiangxi Province, Deputy Secretary of the Discipline Commission and Director General of the Inspection Bureau of the State Owned Assets Supervision and Administration of the State Council. Mr. Shao has extensive government work experience and management experience.

Mr. Hu Jing, aged 37, is currently the Deputy Director in the audit department of the Company. Mr. Hu received a bachelor’s degree in accounting from the Xi’an University of Finance and Economics in 1997 and a master’s degree in business administration from the Northwest University in 2003. Mr. Hu served at various financial and auditing positions at Shaanxi Telecom Company Limited and China Telecommunications Corporation. He is a member of the Chinese Institute of Certified Public Accountants and senior accountant with 15 years of experience in finance and auditing.

After the election of Mr. Shao Chunbao and Mr. Hu Jing as supervisors of the Company having been approved at the shareholders’ meeting, the Company will enter into service contracts with Mr. Shao Chunbao and Mr. Hu Jing. The Supervisory Committee will determine the remuneration of Mr. Shao Chunbao and Mr. Hu Jing with reference to their duty, responsibility, experience as well as the current market situation.

Save as disclosed in this notice of EGM, Mr. Shao Chunbao and Mr. Hu Jing did not hold any directorship in any other listed companies nor take up any post in any affiliated companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Shao Chunbao and Mr. Hu Jing do not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the proposed appointment of Mr. Shao Chunbao and Mr. Hu Jing that shall be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matters which need to be brought to the attention of the shareholders of the Company.

(4)	The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the extraordinary general meeting, from 16 September 2012 to 16 October 2012 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the extraordinary general meeting, all share transfers, accompanied by the relevant share certificates, must be lodged by H-Share Holders for registration with Computershare Hong Kong Investor Services Limited at shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, 14 September 2012. H-Share Holders who are registered with Computershare Hong Kong Investor Services Limited on 16 October 2012 are entitled to attend the extraordinary general meeting.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(5)	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should read through the circular dated 30 August 2012.

(6)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company for holders of domestic shares and to Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the extraordinary general meeting. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 6642 8166). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he so wishes.

(7)	Shareholders intending to attend the extraordinary general meeting shall return the attendance slip via hand delivery, mail or fax to the General Affairs Office of the Company (for holders of domestic shares) and to Computershare Hong Kong Investor Services Limited (for holders of H shares) on or before 25 September 2012.

(8)	Shareholders attending the extraordinary general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the extraordinary general meeting.

(9)	All resolutions proposed at the extraordinary general meeting will be voted by poll.

(10)	The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transport and accommodation expenses.

As at the date of this notice, the board of directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

Exhibit 1.2

中国电信
CHINA TELECOM

China Telecom Corporation Limited
中國電信股份有限公司

HKEx Stock Code 香港交易所股份代碼 : 728
NYSE Stock Code 紐約證券交易所股份代碼 : CHA

Interim Report 2012 二零一二年中期報告

正在登機
Boarding
正在登機
Let's Fly!
天翼騰飛
CHA 728
CHA 728
Boarding

CHINA TELECOM

China Telecom Corporation Limited

HKEx Stock Code : 728

NYSE Stock Code : CHA

Interim Report 2012

Board

28 Boarding

A 728

CHA 728 Let’s Fly!

CHA 728

728 Boarding

Bo

Contents	B-3	Financial Highlights

	B-4	Chairman’s Statement

	B-9	Independent Review Report of the International Auditor

	B-10	Unaudited Consolidated Statement of Financial Position

	B-12	Unaudited Consolidated Statement of Comprehensive Income

	B-13	Unaudited Consolidated Statement of Changes in Equity

	B-14	Unaudited Consolidated Statement of Cash Flows

	B-16	Notes to the Unaudited Interim Financial Statements

	B-33	Other Information

Financial Highlights

Including amortisation of the upfront connection fees

Six-month period ended 30 June 20114 (restated) 2012 Rates of change

Operating revenues (RMB millions) 120,222 138,021 14.8%

EBITDA1 (RMB millions) 48,599 48,760 0.3%

EBITDA margin2 42.7% 38.5% (4.2pp)

Net profit3 (RMB millions) 9,616 8,814 (8.3%)

Earnings per share (RMB) 0.119 0.109 (8.3%)

Capital expenditure (RMB millions) 20,967 25,647 22.3%

Net asset value5 per share (RMB) 3.081 3.202 3.9%

Operating Revenues

(RMB millions)

120,222

138,021

1H20114

1H2012

EBITDA1

(RMB millions)

48,599

48,760

1H20114

1H2012

Net Profit3

(RMB millions)

9,616

8,814

1H20114

1H2012

NAV5 per share

(RMB)

3.081

3.202

1H20114

1H2012

1 For convenience of the investors’ analysis, EBITDA is calculated before CDMA network capacity lease fee.

2 EBITDA margin is calculated based on EBITDA divided by the operating revenues excluding mobile terminal sales.

3 Net profit represents profit attributable to equity holders of the Company.

4 Certain prior years figures were restated mainly due to the impact of the adoption of the amendment to IFRS 1. Please refer to note 3 of the unaudited interim financial statements in this report for details.

5 Net asset value represents equity attributable to equity holders of the Company.

Chairman’s Statement

In the first half of 2012, we firmly seized the accelerating trend of social informatisation and leveraged on the valuable opportunities of proliferating mobile Internet to unwaveringly implement our development strategy of dual leadership in innovation and services. We comprehensively promoted the scale development of our three core services, mobile, broadband and informatisation applications, took thorough steps to enhance our management and focused to optimise corporate operation mechanisms. While strengthening the centralised efficient operation capabilities, the Company persistently accelerated its steps in strategic transformation and scale development to steadily enhance corporate long term competitiveness and corporate value.

Operating results

In the first half of 2012, the Company achieved record revenue growth. The operating revenues amounted to RMB138,021 million, representing an increase of 14.8% over the same period last year. Excluding the mobile terminals sales, the operating revenues were RMB126,580 million, representing an increase of 11.2% over the same period last year. The growth rate in operating revenues surpassed the industry average. With the continued optimisation of the business structure, the proportion of revenues from the growth businesses increased to 83.9%. The risk of traditional business was further alleviated with wireline voice revenue as a proportion to total revenues

Chairman’s Statement

decreased to 16.1%. EBITDA1 was RMB48,760 million, representing an increase of 0.3% over the same period last year while EBITDA margin2 was 38.5%. The profit attributable to equity holders of the Company was RMB8,814 million, decreasing by 8.3% from the same period last year. The Company believes that the launch of the iPhone to expand the high-end market would require an appropriate increase in marketing initiatives which would create short-term pressure on profitability, however, it would enhance long-term sustainable growth and value creation for the Company. Basic earnings per share of the Company was RMB0.11. Capital expenditure was RMB25,647 million, accounted for 18.6% of the total revenues, while free cash flow3 reached RMB8,548 million.

Taking into consideration the cash flow of the Company and the capital required for the forthcoming acquisition of mobile network assets from its parent company, the Board of Directors has decided not to pay any interim dividend this year in order to maintain adequate funding flexibility. The Board of Directors will proactively consider the final dividend proposal when reviewing the full year results and will propose to the shareholders’ general meeting accordingly.

Accelerated development achieving scale breakthrough

3G traction driving rapid mobile expansion

With the increasing proliferation of mobile Internet applications and 3G smart terminals, users’ habit on 3G services has progressively been cultivated. The accelerated migration trend from 2G to 3G in China’s mobile communications market is becoming more noticeable. In view of such a momentous development opportunity, we proactively allocated resources and adopted effective measures to achieve scale breakthrough in mobile services. In the first half of the year, mobile service revenue showed a strong and industry leading growth momentum with an increase of 36.7% over the same period last year, reaching RMB42,556 million. The net addition of mobile subscribers was 17.71 million, reaching a total number of 144 million.

The mobile subscriber market share increased to 13.8%, of which the net addition of 3G subscribers was 14.67 million, reaching a total number of 50.96 million. Significantly driven by our product center applications, our Best Tone service and Best Pay service, 3G handset data traffic increased rapidly with average monthly data usage per user reaching 111MB. The competitive advantages of Company’s mobile services become more noticeable and sustainable growth momentum of mobile services is irresistible.

In the first half of the year, by adhering to our development philosophy of “terminal driven, brand focused and channel oriented”, we adopted an innovative development model to effectively promote the scale expansion of mobile service, in particular selling 3G as a single product. We persisted in a 3G smartphone-driven strategy and strengthened the cooperation with vendors to enrich offerings of large-screen smartphones priced around RMB1,000. At the same time, we timely launched iPhone to cater the demand for the mid-to-high end markets and further promoted the breakthrough into the high-end market. We continued to carry out the transformation of sales outlets into specialty stores to strengthen the experience marketing of Internet handsets. Through service demonstrations and customer assistance on applications, users’ habit on 3G services was cultivated and hence data traffic was stimulated, which had effectively increased data traffic per 3G handset user. We continued to reinforce the brand promotion of “e-Surfing 3G Internet handset” which focused on key customer groups, such as office staff and trendy youngster. We emphasised on enriching contents, highlighted and promoted the differentiation of high-end brand image. Led by our brand “Young”, we proactively expanded in the campus market. We further strengthened our open sales channels for wider coverage in the core business districts. By introducing the private enterprise operating mechanism in our self-operated sales outlets, we effectively improved the outlet sales capability. We perfected our electronic sales channel and implemented centralised efficient operation while driving the transformation of online sales outlets from service-oriented websites to sales-oriented e-commerce websites.

[1]	For convenience of investors’ comparative analysis, EBITDA is calculated before CDMA network capacity lease fee.
[2]	EBITDA margin is calculated based on EBITDA divided by the operating revenues excluding mobile terminals sales.
[3]	Free cash flow is calculated from EBITDA minus CDMA network capacity lease fee, capital expenditure and income tax.

Chairman’s Statement

Broadband upgrade boosting scale development

In the first half of the year, we seized the opportunities arising from broadband development as a national strategy. We accelerated the penetration of “fibre broadband” to build a superior network with good customer perception. We proactively enriched the content applications, further extracted broadband development potential and strengthened our broadband’s leading position in the market. In the first half of the year, wireline broadband revenue was RMB33,369 million, representing an increase of 12.1% over the same period last year. The net addition of broadband subscribers was 6.89 million and the total number of broadband subscribers reached 83.70 million, maintaining our leading position in subscriber market share.

We continuously adhered to the overall development strategy of “bandwidth upgrade, content enrichment and brand building”. With proactive promotion in “Broadband China • Fibre Cities” project, we accelerated the fibre roll-out in key areas. FTTH covered approximately 40 million households, which manifested the superior quality of China Telecom’s fibre broadband network. We further strengthened the marketing promotion of “Lightening Fibre Residential Areas” to speed up the bandwidth upgrade of the mainstream customers and transform the network strengths into competitive edges. Broadband customers with 4Mbps bandwidth and above accounted for more than 60% of the total. Concurrent with bandwidth upgrade, we proactively developed high-bandwidth Internet applications, such as online media, video chatting and interactive games, to boost high-bandwidth demand and inject new impetus for the high growth broadband market.

Focusing on key industries to expedite informatisation applications

Facing the rich gold mine of informatisation applications market, we fully leveraged our integrated strengths to satisfy the core demand of customers. Driven by the promotion of “Smart Cities” development, we focused on three key field areas, namely smart government, smart living and smart industry. We emphasised to develop key industries applications, such as e-Surfing RFID, e-administration, transport and logistics, digital campus and busy-shop assistant, and accelerated the scale replication and promotion of matured products. Meanwhile, we organically integrated our fundamental services, such as mobile, broadband etc., into industry applications, to effectively drive the scale development of our core services.

We proactively expanded the cloud service market and established a cloud computing company to operate the full network cloud service in a centralised efficient manner. The launch of basic products, such as cloud central processing, cloud storage etc., were completed. We vigorously promoted and developed cloud computing in industry applications to continuously enhance our capabilities in providing industry informatisation solutions. In the first half of the year, revenue from wireline value-added services and integrated information services reached RMB16,343 million, an increase of 7.4% over the same period of last year.

Alleviating operational risk of wireless voice

We adopted effective measures to consolidate wireline usage and strived to mitigate the decline of wireline voice service. The operating risk was gradually alleviated. As at the end of June, the total number of access lines in service was 167 million, a net decline of 2.1 million in the first half of the year. Wireline voice revenue in the first half of the year amounted to RMB22,241 million.

Innovative development mode promoting management enhancement

“Three New Roles” transformation achieving substantive progress

In the first half of the year, we pragmatically promoted the development of our Three New Roles — “a leader of intelligent pipeline, a provider of integrated platforms, and a participant in content and application development” to lay a solid foundation for the sustainable growth of the Company. We speeded up the commercialization of an intelligent pipeline by implementing self-served bandwidth upgrades for wireline broadband services in certain provinces and cities and accelerating the promotion of intelligent network trials and upgrades for mobile network based on service identification and traffic management. We proactively promoted the construction of an integrated platform to promptly realize the resource integration and open operation in order to enhance the rapid product deployment capability. We continued to expand the creativity in developing content and application-type products with fast growing subscriber scale of our product centre services and increasing activity level. e-Surfing open platform has gathered nearly 400 co-operative application developers. The scale of content applications development emerged.

Chairman’s Statement

Invigoration through mechanism innovation

Following the development pattern of Internet businesses, we proactively promoted innovation in mechanisms and systems and devoted to establish a new system appropriate for emerging businesses. We introduced private capital into the e-Surfing Media Company to deepen its market operation, invigorate its development potential and build a specialised enterprise with market competitiveness. We set up a product incubator centre, cooperated with venture capital firms, activated the system, stimulated the passion of entrepreneurship of our employees and cultivated new growth drivers. By fully utilizing social resources, we focused on the open co-operation with Internet application dominant enterprises and system developers of key industry applications and proactively explored new modes of co-operation to develop the informatisation application market together. We consolidated overseas operation units and established China Telecom Global Limited, which would unify customer interface and operate in a centralized efficient manner with global resource allocation and coordinate the development of overseas market.

Leveraging data traffic operation to enhance quality of development

While expanding our subscriber scale, we expedited our transformation from traditional voice operation to data traffic operation to enhance quality of development. We endeavoured to develop a new system of mobile Internet products and grasped the first customer contact point with “e-Surfing Cloud Desktop”. We continued to expand the subscriber scale of product centre services to invigorate data traffic demand. We promoted the coordinated development of various channels, implemented precision sales of data traffic and increased customer activity level to drive data usage per subscriber. We also speed up the development of services such as Best Tone and Best Pay service to promote data traffic aggregation. In the first half of the year, mobile data revenue was RMB19,267 million, representing an increase of 46.7% over the same period last year. Mobile data revenue accounted for 45.3% of the mobile service revenue, which is at an industry-leading level.

Enhancing centralised efficient capability and deepening precision management

To adapt to the development pattern of mobile Internet, we strengthened the coordination and centralised efficient operation of our sales and marketing systems, IT support and supplies procurement. We strived to achieve the goal of “one-point access and entire-network operation” to maximize the operating efficiency of the entire network. We reinforced the coordination and planning together with centralized efficient management in five areas, namely brand promotion, product optimisation, tariff standardisation, terminal management and services enhancement, to expand the market. In addition, through refining IT system and structure, we offered greater support to our centralised efficient operation. We strengthened the degree of centralised procurement, effectively enhancing investment cost savings per unit. Focusing on key areas, like sales and marketing and network construction, we continued to deepen implementation of the sub-division performance evaluation units to increase the efficiency of sales and marketing cost as well as network investment.

Acquisition of Mobile network for corporate value enhancement

This year, we would complete the acquisition of the CDMA network assets from our parent company pursuant to statutory procedures and integrate mobile assets and business altogether. The acquisition of CDMA network assets will be beneficial to strengthening the overall operation efficiency of the Company’s mobile service and improving profitability in the future. It will also enhance the Company’s ability to coordinate the mobile network investment and construction with its operation management and upgrade planning, appropriately grasping the opportunity of advancement to new technologies with a view to fostering the development of the mobile service.

Chairman’s Statement

Corporate Governance and Social Responsibility

We continue to strive to maintain a high level of corporate governance and corporate transparency to ensure the healthy development of the Company and enhance corporate value. Our persistent efforts in corporate governance have been widely recognised by the capital markets. We were accredited with a number of awards and appreciation in the first half of the year, including the “Overall Best Managed Company in Asia” by FinanceAsia for two consecutive years, “No. 1 Best Managed Company in Asia” by Euromoney, being the first company receiving such honour for three consecutive years, and also “The Best of Asia” by Corporate Governance Asia for three consecutive years.

We persist in operating with integrity and strive to maintain fair and well disciplined market competition. We promote collaboration with value chain partners with the aim to achieve a win-win scenario among all parties to foster the healthy development of the whole industry. We proactively participated in relief activities for the natural disasters such as the earthquake in Xinjiang and mudslides in Sichuan. We also provided telecommunications assurance services for the launching of Shenzhou-9 spacecraft and Shanghai Cooperation Organisation Summit, receiving high regards and appreciation from the society.

Outlook

At present, in respect of the changes of China’s mobile telecommunications market, the trend of migration from 2G to 3G services has emerged. Approximately 900 million 2G service users nationwide are potential 3G service users of the Company. The development of broadband service still has great prospects while the demand for social informatisation is ever increasing. However, we are also facing new challenges brought by intensifying market competition and cannibalisation of traditional businesses by advanced technologies.

Aiming to achieve a breakthrough of its full services development, we will grasp the opportunities and cope with the challenges. In the second half of the year, the Company will adhere to its strategy of advancing its dual leadership in innovation and service quality. The Company will exert efforts in accelerating the scale development of its three core services, including 3G service, broadband service and informatisation applications, to increase revenue market shares of its full services. Furthermore, we will endeavour to enhance our management to strengthen four major capabilities, including innovation, services, efficient centralisation and operation. The Company will also consolidate its differentiated competitive edges of its products, services, networks and terminals to enhance both customer value and corporate value.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to express my sincere thanks to Mr. Zhang Chenshuang, Mr. Li Jinming, Mr. Miao Jianhua, Mr. Xu Cailiao and Madam Han Fang for their valuable contribution during their tenure of office as Directors and Supervisors of the Company. Also, I would like to welcome Mr. Ke Ruiwen to join our Board of Directors.

Wang Xiaochu
Chairman and Chief Executive Officer
Beijing, China

22 August 2012

Independent Review Report of the International Auditor

To the Board of Directors of

China Telecom Corporation Limited

Introduction

We have reviewed the interim financial statements set out on pages 8 to 30 which comprise the consolidated statement of financial position of China Telecom Corporation Limited as at 30 June 2012, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the six-month period ended 30 June 2012 and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of interim financial statements to be in compliance with the relevant provisions thereof and International Accounting Standard 34, “Interim Financial Reporting”, issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial statements in accordance with International Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial statements and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements as at and for the six-month period ended 30 June 2012 are not prepared, in all material respects, in accordance with International Accounting Standard 34, “Interim Financial Reporting”.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

22 August 2012

Consolidated Statement of Financial Position (Unaudited)

at 30 June 2012 (Amounts in millions)

	Note	30 June 2012 RMB	31 December 2011 RMB (restated)

ASSETS

Non-current assets
Property, plant and equipment, net		261,738	268,904
Construction in progress		28,309	18,448
Lease prepayments		25,926	26,280
Goodwill		29,919	29,918
Intangible assets		6,358	7,715
Interests in associates		963	985
Investments		735	648
Deferred tax assets	10	3,015	3,070
Other assets		3,224	3,602

Total non-current assets		360,187	359,570

Current assets
Inventories		4,599	4,843
Income tax recoverable		2,538	2,425
Accounts receivable, net	6	22,713	18,471
Prepayments and other current assets		5,576	4,666
Time deposits with original maturity over three months		5,199	1,804
Cash and cash equivalents	7	33,073	27,372

Total current assets		73,698	59,581

Total assets		433,885	419,151

The notes on pages 14 to 30 form part of these interim financial statements.

Consolidated Statement of Financial Position (Unaudited) (Continued)

at 30 June 2012 (Amounts in millions)

	Note	30 June 2012 RMB	31 December 2011 RMB (restated)

LIABILITIES AND EQUITY

Current liabilities
Short-term debt	8	5,873	9,187
Current portion of long-term debt	8	10,071	11,766
Accounts payable	9	50,084	44,359
Accrued expenses and other payables		71,232	59,375
Income tax payable		533	482
Current portion of deferred revenues		1,754	2,093

Total current liabilities		139,547	127,262

Net current liabilities		(65,849)	(67,681)

Total assets less current liabilities		294,338	291,889

Non-current liabilities
Long-term debt	8	31,125	31,150
Deferred revenues		2,312	2,712
Deferred tax liabilities	10	891	1,117

Total non-current liabilities		34,328	34,979

Total liabilities		173,875	162,241

Equity
Share capital		80,932	80,932
Reserves		178,239	175,190

Total equity attributable to equity holders of the Company		259,171	256,122
Non-controlling interests		839	788

Total equity		260,010	256,910

Total liabilities and equity		433,885	419,151

The notes on pages 14 to 30 form part of these interim financial statements.

Consolidated Statement of Comprehensive Income (Unaudited)

for the six-month period ended 30 June 2012 (Amounts in millions, except per share data)

		Six-month period ended 30 June
	Note	2012 RMB	2011 RMB (restated)

Operating revenues	11	138,021	120,222

Operating expenses
Depreciation and amortisation		(24,540)	(25,668)
Network operations and support		(31,258)	(25,501)
Selling, general and administrative		(29,309)	(22,207)
Personnel expenses	12	(21,453)	(19,237)
Other operating expenses	13	(19,009)	(13,374)

Total operating expenses		(125,569)	(105,987)

Operating profit		12,452	14,235

Net finance costs	14	(873)	(1,309)

Investment income		79	4

Share of profits from associates		11	43

Profit before taxation		11,669	12,973
Income tax	15	(2,797)	(3,316)

Profit for the period		8,872	9,657

Other comprehensive income for the period:
Change in fair value of available-for-sale equity securities		(109)	(130)
Deferred tax on change in fair value of available-for-sale equity securities		27	32
Exchange difference on translation of financial statements of subsidiaries outside mainland China		(10)	(35)
Share of other comprehensive income from associates		—	(1)

Other comprehensive income for the period, net of tax		(92)	(134)

Total comprehensive income for the period		8,780	9,523

Profit attributable to:
Equity holders of the Company		8,814	9,616
Non-controlling interests		58	41

Profit for the period		8,872	9,657

Total comprehensive income attributable to:
Equity holders of the Company		8,722	9,482
Non-controlling interests		58	41

Total comprehensive income for the period		8,780	9,523

Basic earnings per share	17	0.11	0.12

Number of shares (in millions)	17	80,932	80,932

Consolidated Statement of Changes in Equity (Unaudited)

for the six-month period ended 30 June 2012 (Amounts in millions)

	Attributable to equity holders of the Company
	Note	Share capital RMB	Capital reserve RMB	Share premium RMB	Re- valuation reserves RMB	Statutory reserve RMB	Other reserves RMB	Exchange reserve RMB	Retained earnings RMB	Total RMB	Non- controlling interests RMB	Total equity RMB

Balance as at 1 January 2011, as previously reported		80,932	(2,804)	10,746	10,339	62,634	2,913	(715)	67,423	231,468	496	231,964
Change in accounting policy		—	19,571	—	(10,339)	—	(2,475)	—	7,403	14,160	—	14,160
Adjusted for the Sixth Acquisition	2	—	—	—	—	—	—	—	37	37	—	37

Balance as at 1 January 2011, as restated		80,932	16,767	10,746	—	62,634	438	(715)	74,863	245,665	496	246,161
Profit for the period, as restated		—	—	—	—	—	—	—	9,616	9,616	41	9,657
Other comprehensive income		—	—	—	—	—	(99)	(35)	—	(134)	—	(134)

Total comprehensive income, as restated		—	—	—	—	—	(99)	(35)	9,616	9,482	41	9,523

Distributions to non-controlling interests		—	—	—	—	—	—	—	—	—	(26)	(26)
Disposal of a subsidiary		—	—	—	—	—	—	—	—	—	(7)	(7)
Dividends	16	—	—	—	—	—	—	—	(5,763)	(5,763)	—	(5,763)

Balance as at 30 June 2011, as restated		80,932	16,767	10,746	—	62,634	339	(750)	78,716	249,384	504	249,888

Balance as at 1 January 2012, as previously reported		80,932	16,767	10,746	—	64,316	283	(818)	83,864	256,090	788	256,878
Adjusted for the Sixth Acquisition	3	—	—	—	—	—	—	—	32	32	—	32

Balance as at 1 January 2012, as restated		80,932	16,767	10,746	—	64,316	283	(818)	83,896	256,122	788	256,910
Profit for the period		—	—	—	—	—	—	—	8,814	8,814	58	8,872
Other comprehensive income		—	—	—	—	—	(82)	(10)	—	(92)	—	(92)

Total comprehensive income		—	—	—	—	—	(82)	(10)	8,814	8,722	58	8,780

Distributions to non-controlling interests		—	—	—	—	—	—	—	—	—	(7)	(7)
Dividends	16	—	—	—	—	—	—	—	(5,625)	(5,625)	—	(5,625)
Acquisition of the Sixth Acquired Business	2	—	(48)	—	—	—	—	—	—	(48)	—	(48)

Balance as at 30 June 2012		80,932	16,719	10,746	—	64,316	201	(828)	87,085	259,171	839	260,010

Consolidated Statement of Cash Flows (Unaudited)

for the six-month period ended 30 June 2012 (Amounts in millions)

		Six-month period ended 30 June
	Note	2012 RMB	2011 RMB (restated)

Net cash from operating activities	(a)	36,540	41,816

Cash flows from investing activities
Capital expenditure		(22,984)	(20,433)
Purchase of investments		—	(5)
Lease prepayments		(23)	(10)
Proceeds from disposal of property, plant and equipment		759	1,090
Proceeds from return of investments		—	10
Proceeds from disposal of lease prepayments		18	50
Net cash outflow from disposal of a subsidiary		(116)	—
Purchase of time deposits with original maturity over three months		(5,199)	(3,321)
Maturity of time deposits with original maturity over three months		1,804	1,968

Net cash used in investing activities		(25,741)	(20,651)

Cash flows from financing activities
Proceeds from bank and other loans		5,760	14,464
Repayments of bank and other loans		(10,796)	(29,309)
Payment of dividends		—	(6,174)
Payment for the acquisition price of the Sixth Acquisition	2	(48)	—
Net cash distributions to non-controlling interests		(3)	(23)

Net cash used in financing activities		(5,087)	(21,042)

Net increase in cash and cash equivalents		5,712	123
Cash and cash equivalents at 1 January		27,372	25,824
Effect of changes in foreign exchange rate		(11)	(34)

Cash and cash equivalents at 30 June		33,073	25,913

Consolidated Statement of Cash Flows (Unaudited) (Continued)

for the six-month period ended 30 June 2012 (Amounts in millions)

(a)	Reconciliation of profit before taxation to net cash from operating activities

	Six-month period ended 30 June
	2012 RMB	2011 RMB (restated)

Profit before taxation	11,669	12,973
Adjustments for:
Depreciation and amortisation	24,540	25,668
Impairment losses for doubtful debts	922	808
Impairment losses for intangible assets	—	8
Write down of inventories	247	56
Investment income	(79)	(4)
Share of profits from associates	(11)	(43)
Interest income	(216)	(179)
Interest expense	1,111	1,469
Unrealised foreign exchange (gain)/loss	(22)	19
Gain on disposal of property, plant and equipment	(570)	(161)

Operating profit before changes in working capital	37,591	40,614
Increase in accounts receivable	(5,364)	(3,894)
Increase in inventories	(3)	(608)
Increase in prepayments and other current assets	(783)	(172)
Decrease in other assets	377	429
Increase in accounts payable	3,134	3,986
Increase in accrued expenses and other payables	5,386	5,879
Decrease in deferred revenues	(739)	(770)

Cash generated from operations	39,599	45,464
Interest received	227	182
Interest paid	(297)	(1,000)
Investment income received	7	11
Income tax paid	(2,996)	(2,841)

Net cash from operating activities	36,540	41,816

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2012

1.	Principal Activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including wireline voice, mobile voice, Internet, managed data and leased line, value-added services, integrated information application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). Following the acquisition of Code Division Multiple Access (“CDMA”) mobile telecommunications business in October 2008, the Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides international telecommunications services, including leased line, International Internet access and transit, and Internet data centre service in certain countries of the Asia Pacific, South America and North America regions.

The operations of the Group in the mainland China are subject to the supervision and regulation by the PRC government. The Ministry of Industry and Information Technology of the PRC (hereinafter “MIIT”), pursuant to the authority delegated to it by the PRC State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as wireline and mobile local and long distance telephony services, managed data services, leased line, roaming and interconnection arrangements.

2.	Changes in Organisation During the Period

Pursuant to an acquisition agreement entered into by the Company and China Satcom Guomai Communications Co., Ltd. (“Satcom Guomai”), which is controlled by China Telecommunications Corporation, on 28 April 2011 and with the relevant government approval obtained in March 2012, the Company disposed of 100% equity interest in Besttone E-Commerce Co., Ltd., a subsidiary of the Company primarily engaged in the provision of e-commerce and booking services, to Satcom Guomai. Satcom Guomai paid the consideration by issuing 21,814,894 shares to the Company, representing around 4.1% of its enlarged share capital. The disposal of Besttone E-Commerce Co., Ltd. was completed on 30 April 2012.

The Company acquired the digital trunking business (the “Sixth Acquired Business”) from Satcom Guomai at a purchase price of RMB48 million (hereinafter, referred to as the “Sixth Acquisition”) during the period. The Sixth Acquisition was completed on 30 April 2012.

On 15 June 2012, China Telecom (Hong Kong) International Limited, a subsidiary of the Company primarily engaged in the provision of international value-added network services, changed its name to China Telecom Global Limited.

3.	Basis of Presentation

Since the Group and the Sixth Acquired Business are under common control of China Telecommunications Corporation, the Sixth Acquisition has been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities related to the Sixth Acquired Business have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the Sixth Acquisition have been restated to include the results of operations and assets and liabilities related to the Sixth Acquired Business on a combined basis. The purchase price paid by the Group for the acquisition of the Sixth Acquired Business is accounted for as an equity transaction in the consolidated statement of changes in equity.

Notes to the Unaudited Interim Financial Statements (Continued)

for the six-month period ended 30 June 2012

3.	Basis of Presentation (continued)

The Group adopted the amendment to International Financial Reporting Standard 1 (“IFRS 1”) in the second half year of 2011, and retrospectively adjusted the comparative figures of its 2011 annual financial statements. Details of the change in accounting policy related to the adoption of the amendment to IFRS 1 have been included in the 2011 annual financial statements of the Group. As the amendment to IFRS 1 had not yet been adopted in the 2011 interim financial statements, certain comparative figures of the statement of comprehensive income were restated to reflect this change in accounting policy.

The consolidated results of operations for the six-month period ended 30 June 2011 and the consolidated financial condition as at 31 December 2011 as previously reported by the Group, and the combined amounts presented in the consolidated financial statements of the Group to reflect the acquisition of the Sixth Acquired Business and the retrospective adjustments that have been made in accordance with the amendment to IFRS 1 are set out below:

	The Group (as previously reported) RMB millions	The Sixth Acquired Business RMB millions	Change in accounting policy RMB millions	The Group (as restated) RMB millions

Consolidated statement of comprehensive income for the six-month period ended 30 June 2011:
Operating revenues	120,208	14	—	120,222
Depreciation and amortisation	25,412	4	252	25,668
Network operations and support	25,490	9	2	25,501
Selling, general and administrative	22,205	2	—	22,207
Other operating expenses	13,373	1	—	13,374
Income tax	3,380	—	(64)	3,316
Profit attributable to equity holders of the Company	9,808	(2)	(190)	9,616
Total comprehensive income	9,715	(2)	(190)	9,523
Basic earnings per share for profit attributable to equity holders of the Company	0.12	—	—	0.12

Consolidated statement of financial position as at 31 December 2011 (Note):
Total assets	419,115	36	—	419,151
Total liabilities	162,237	4	—	162,241
Total equity	256,878	32	—	256,910

Note:	The effects of the adoption of the amendment to IFRS 1 on the consolidated statement of financial position have been reflected in the 2011 annual financial statements of the Group.

Notes to the Unaudited Interim Financial Statements (Continued)

for the six-month period ended 30 June 2012

4.	Basis of Preparation

These interim financial statements have been prepared in accordance with International Accounting Standard 34, (“IAS 34”) “Interim Financial Reporting” issued by the International Accounting Standards Board and the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 22 August 2012, reflect the unaudited financial position of the Group as at 30 June 2012 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2012.

These interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2011 annual financial statements.

The preparation of interim financial statements in conformity with IAS 34, “Interim Financial Reporting” requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

These interim financial statements contain condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2011 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards.

These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international auditor in accordance with Hong Kong Standards on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the Hong Kong Institute of Certified Public Accountants.

The financial information relating to the financial year ended 31 December 2011 that is included in these interim financial statements as being previously reported information does not constitute the Group’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 December 2011 are available from the Company’s registered office. The Company’s international auditor has expressed an unqualified opinion on those financial statements in their report dated 20 March 2012.

5.	Segmental Reporting

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in an integrated telecommunications business. The location of the Group’s assets and operating revenues derived from activities outside mainland China are less than 10 percent of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amounts are immaterial. No single external customer accounts for 10 percent or more of the Group’s operating revenues.

Notes to the Unaudited Interim Financial Statements (Continued)

for the six-month period ended 30 June 2012

6.	Accounts Receivable, Net

Accounts receivable, net, are analysed as follows:

	Note	30 June 2012 RMB millions	31 December 2011 RMB millions (restated)

Third parties		22,987	18,040
China Telecom Group	(i)	1,791	1,803
Other telecommunications operators in the PRC		668	570

		25,446	20,413
Less: Allowance for doubtful debts		(2,733)	(1,942)

		22,713	18,471

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	30 June 2012 RMB millions	31 December 2011 RMB millions

Current, within 1 month	12,276	10,872
1 to 3 months	2,846	2,120
4 to 12 months	1,701	1,444
More than 12 months	960	432

	17,783	14,868
Less: Allowance for doubtful debts	(2,605)	(1,797)

	15,178	13,071

Notes to the Unaudited Interim Financial Statements (Continued)

for the six-month period ended 30 June 2012

6.	Accounts Receivable, Net (continued)

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers is as follows:

	30 June 2012 RMB millions	31 December 2011 RMB millions (restated)

Current, within 1 month	2,593	2,763
1 to 3 months	2,072	899
4 to 12 months	2,300	1,287
More than 12 months	698	596

	7,663	5,545
Less: Allowance for doubtful debts	(128)	(145)

	7,535	5,400

7.	Cash and Cash Equivalents

	30 June 2012 RMB millions	31 December 2011 RMB millions

Cash at bank and in hand	26,236	24,470
Time deposits with original maturity within three months	6,837	2,902

	33,073	27,372

8.	Short-Term and Long-Term Debt

Short-term debt comprises:

	30 June 2012 RMB millions	31 December 2011 RMB millions

Loans from banks — unsecured	5,050	8,123
Other loans — unsecured	103	244
Loans from China Telecom Group — unsecured	720	820

Total short-term debt	5,873	9,187

Notes to the Unaudited Interim Financial Statements (Continued)

for the six-month period ended 30 June 2012

8.	Short-Term and Long-Term Debt (continued)

The weighted average interest rate of the Group’s total short-term debt as at 30 June 2012 is 5.9% (31 December 2011: 5.9%). As at 30 June 2012, the loans from banks and other loans bear interest at rates ranging from 4.6% to 6.6% (31 December 2011: 3.9% to 7.2%) per annum and are repayable within one year; the loans from China Telecom Group bear interest at rates ranging from 3.3% to 4.9% (31 December 2011: 3.9% to 4.9%) per annum and are repayable within one year.

Long-term debt comprises:

	Note	30 June 2012 RMB millions	31 December 2011 RMB millions

Loans from banks — unsecured	(i)	1,267	3,012
Other loans — unsecured	(i)	1	1
Medium-term notes — unsecured	(ii)	39,928	39,903

Total long-term debt		41,196	42,916
Less: current portion		(10,071)	(11,766)

Non-current portion		31,125	31,150

Note:

(i)	The loans from banks and other loans bear interest at rates ranging from 1.00% to 8.30% (31 December 2011: 1.00% to 8.30%) per annum with maturity through 2060.
(ii)	On 23 October 2008, the Company issued five-year, 10 billion RMB denominated medium-term note with annual interest rate of 4.15% per annum.

On 16 November 2009, the Company issued three-year, 10 billion RMB denominated medium-term note with annual interest rate of 3.65% per annum.

On 28 December 2009, the Company issued two batches of five-year, 10 billion RMB denominated medium-term notes with annual interest rate of 4.61% per annum.

All of the above medium-term notes are unsecured.

The Group’s short-term and long-term debts do not contain any financial covenants. As at 30 June 2012, the Group has unutilised committed credit facilities amounting to RMB121,804 million (31 December 2011: RMB118,970 million).

Notes to the Unaudited Interim Financial Statements (Continued)

for the six-month period ended 30 June 2012

9.	Accounts Payable

Accounts payable are analysed as follows:

	30 June 2012 RMB millions	31 December 2011 RMB millions (restated)

Third parties	38,370	34,749
China Telecom Group	10,974	8,911
Other telecommunications operators in the PRC	740	699

	50,084	44,359

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	30 June 2012 RMB millions	31 December 2011 RMB millions (restated)

Due within 1 month or on demand	10,921	13,075
Due after 1 month but within 3 months	12,790	11,610
Due after 3 months but within 6 months	12,972	8,054
Due after 6 months	13,401	11,620

	50,084	44,359

Notes to the Unaudited Interim Financial Statements (Continued)

for the six-month period ended 30 June 2012

10.	Deferred Tax Assets and Liabilities

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	30 June 2012 RMB millions	31 December 2011 RMB millions (restated)	30 June 2012 RMB millions	31 December 2011 RMB millions	30 June 2012 RMB millions	31 December 2011 RMB millions (restated)

Current
Provisions and impairment losses, primarily for doubtful debts	1,169	1,011	—	—	1,169	1,011

Non-current
Property, plant and equipment	1,101	1,145	(334)	(425)	767	720
Deferred revenues and installation costs	745	914	(454)	(562)	291	352
Available-for-sale equity securities	—	—	(103)	(130)	(103)	(130)

Deferred tax assets/ (liabilities)	3,015	3,070	(891)	(1,117)	2,124	1,953

	Balance at 1 January 2012 RMB millions (restated)	Recognised in statement of comprehensive income RMB millions	Disposal of a subsidiary RMB millions	Balance at 30 June 2012 RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts	1,011	160	(2)	1,169

Non-current
Property, plant and equipment	720	47	—	767
Deferred revenues and installation costs	352	(61)	—	291
Available-for-sale equity securities	(130)	27	—	(103)

Net deferred tax assets	1,953	173	(2)	2,124

Notes to the Unaudited Interim Financial Statements (Continued)

for the six-month period ended 30 June 2012

10.	Deferred Tax Assets and Liabilities (continued)

Note:

(i)	During the sixth-month period ended 30 June 2012, certain branches with operations in the western region of the PRC obtained approvals from tax authorities to adopt the preferential income tax rate of 15%. Accordingly, deferred tax assets that are expected to be recovered and deferred tax liabilities that are expected to be settled after 30 June 2012 were adjusted to reflect the change in tax rate. The overall effect of change in tax rate amounting to RMB138 million was charged to the consolidated statement of comprehensive income.

11.	Operating Revenues

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		Six-month period ended 30 June
	Note	2012 RMB millions	2011 RMB millions (restated)

Wireline voice	(i)	22,241	26,462
Mobile voice	(ii)	23,289	18,002
Internet	(iii)	42,825	36,150
Value-added services	(iv)	14,902	12,554
Integrated information application services	(v)	11,791	9,818
Managed data and leased line	(vi)	7,682	6,998
Others	(vii)	15,291	10,140
Upfront connection fees	(viii)	—	98

		138,021	120,222

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnection fees and amortised amount of upfront installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnection fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Colour Ring Tone, Internet data centre and Virtual Private Network services.
(v)	Represent primarily the aggregate amount of fees charged to customers for Best Tone information services and IT services and applications.

Notes to the Unaudited Interim Financial Statements (Continued)

for the six-month period ended 30 June 2012

11.	Operating Revenues (continued)

(i)	Represent primarily the aggregate amount of fees charged to customers for the provision of managed data transmission services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(ii)	Represent primarily revenue from sale, rental and repair and maintenance of equipment.
(iii)	Represent the amortised amount of the upfront fees received for initial activation of wireline services.

12.	Personnel Expenses

Personnel expenses are attributable to the following functions:

	Six-month period ended 30 June
	2012 RMB millions	2011 RMB millions

Network operations and support	14,348	12,640
Selling, general and administrative	7,105	6,597

	21,453	19,237

13.	Other Operating Expenses

Other operating expenses consist of:

		Six-month period ended 30 June
	Note	2012 RMB millions	2011 RMB millions (restated)

Interconnection charges	(i)	6,733	6,181
Cost of goods sold	(ii)	12,252	7,173
Donations		4	3
Others		20	17

		19,009	13,374

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.
(ii)	Cost of goods sold primarily represents cost of telecommunications equipment sold.

Notes to the Unaudited Interim Financial Statements (Continued)

for the six-month period ended 30 June 2012

14.	Net Finance Costs

Net finance costs comprise:

	Six-month period ended 30 June
	2012 RMB millions	2011 RMB millions

Interest expense incurred	1,286	1,610
Less: Interest expense capitalised*	(175)	(141)

Net interest expense	1,111	1,469
Interest income	(216)	(179)
Foreign exchange losses	22	59
Foreign exchange gains	(44)	(40)

	873	1,309

* Interest expense was capitalised in construction in progress at the following rates per annum	1.4%–6.4%	1.0%–5.2%

15.	Income Tax

Income tax in the profit or loss comprises:

	Six-month period ended 30 June
	2012 RMB millions	2011 RMB millions (restated)

Provision for PRC income tax	2,919	2,606
Provision for income tax in other tax jurisdictions	24	17
Deferred taxation	(146)	693

	2,797	3,316

Notes to the Unaudited Interim Financial Statements (Continued)

for the six-month period ended 30 June 2012

15.	Income Tax (continued)

A reconciliation of the expected tax expense with the actual tax expense is as follows:

		Six-month period ended 30 June
	Note	2012 RMB millions	2011 RMB millions (restated)

Profit before taxation		11,669	12,973

Expected income tax expense at statutory tax rate of 25%	(i)	2,917	3,243
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(81)	(26)
Differential tax rate on other subsidiaries’ income	(ii)	(11)	(7)
Non-deductible expenses	(iii)	157	248
Non-taxable income	(iv)	(45)	(112)
Effect of change in tax rate	10(i)	138	—
Others	(v)	(278)	(30)

Actual income tax expense		2,797	3,316

Note:

(i)	Except for certain subsidiaries and branches which are taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Amounts primarily represent tax deduction on prior year research and development expenses and losses on disposal of property, plant and equipment approved by tax authorities during the period.

Notes to the Unaudited Interim Financial Statements (Continued)

for the six-month period ended 30 June 2012

16.	Dividends

Pursuant to the shareholders’ approval at the Annual General Meeting held on 30 May 2012, a final dividend of RMB0.069506 (equivalent to HK$0.085) per share totaling approximately RMB5,625 million in respect of the year ended 31 December 2011 was declared and of which RMB5,235 million was paid on 20 July 2012.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 20 May 2011, a final dividend of RMB0.071208 (equivalent to HK$0.085) per share totaling approximately RMB5,763 million in respect of the year ended 31 December 2010 was declared and paid on 30 June 2011.

The Board of Directors has resolved not to pay an interim dividend for the year ending 31 December 2012.

17.	Basic Earnings Per Share

The calculation of basic earnings per share for the six-month period ended 30 June 2012 and 2011 is based on the profit attributable to equity holders of the Company of RMB8,814 million and RMB9,616 million, respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

18.	Capital Commitments

As at 30 June 2012 and 31 December 2011, the Group had capital commitments as follows:

	30 June 2012 RMB millions	31 December 2011 RMB millions

Authorised and contracted for
Property	703	674
Telecommunications network plant and equipment	4,493	5,695

	5,196	6,369

Authorised but not contracted for
Property	838	801
Telecommunications network plant and equipment	7,753	5,927

	8,591	6,728

Notes to the Unaudited Interim Financial Statements (Continued)

for the six-month period ended 30 June 2012

19.	Related Party Transactions

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

		Six-month period ended 30 June
	Note	2012 RMB millions	2011 RMB millions

Purchases of telecommunications equipment and materials	(i)	1,521	1,277
Sales of telecommunications equipment and materials	(i)	1,241	737
Construction and engineering services	(ii)	4,833	3,576
Provision of IT services	(iii)	132	138
Receiving IT services	(iii)	250	226
Receiving community services	(iv)	1,144	1,077
Receiving ancillary services	(v)	4,665	3,713
Operating lease expenses	(vi)	193	208
Net transaction amount of centralised services	(vii)	275	269
Interconnection revenues	(viii)	21	24
Interconnection charges	(viii)	217	240
Interest on loans from China Telecom Group	(ix)	18	145
CDMA network capacity lease fee	(x)	11,768	8,696
Reimbursement of capacity maintenance related costs of CDMA network	(xi)	897	633

Note:

(i)	Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(iii)	Represent IT services provided by and received from China Telecom Group.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.
(v)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repair and maintenance of telecommunications equipment and facilities and certain customer services.
(vi)	Represent net amounts paid and payable to China Telecom Group for leases of business premises and the amounts paid and payable to China Telecom Group for inter-provincial transmission optic fibres.

Notes to the Unaudited Interim Financial Statements (Continued)

for the six-month period ended 30 June 2012

19.	Related Party Transactions (Continued)

(a)	Transactions with China Telecom Group (Continued)

(vii)	Represent net amount shared between the Company and China Telecom Group for costs associated with centralised services. The amount represents amounts received or receivable for the net amount of centralised services.
(viii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.
(ix)	Represent interest paid and payable to China Telecom Group with respect to the loans from China Telecom Group (Note 8).
(x)	Represent amounts paid and payable to China Telecom Group for lease of CDMA mobile telecommunications network (“CDMA network”) capacity.
(xi)	Represent amounts shared between the Company and China Telecom Group for the capacity maintenance related costs in connection with the CDMA network capacity used by the Company.

Amounts due from/to China Telecom Group are summarised as follows:

	30 June 2012 RMB millions	31 December 2011 RMB millions

Accounts receivable	1,791	1,803
Prepayments and other current assets	922	1,091

Total amounts due from China Telecom Group	2,713	2,894

Accounts payable	10,974	8,911
Accrued expenses and other payables	4,566	312
Short-term debt	720	820

Total amounts due to China Telecom Group	16,260	10,043

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt payable to China Telecom Group are set out in Note 8.

As at 30 June 2012 and 31 December 2011, no material allowance for doubtful debts was recognised in respect of amounts due from China Telecom Group.

On 25 August 2010, the Company and China Telecommunications Corporation entered into supplemental agreements to renew the CDMA network capacity lease agreement (“the 2010 CDMA Network Lease”), which it first entered into with China Telecommunications Corporation and which were approved by the Company’s independent shareholders at an Extraordinary General Meeting held on 16 September 2008, for a further term of two years expiring on 31 December 2012. Pursuant to the 2010 CDMA Network Lease, the lease fee for the capacity on the constructed CDMA network shall be 28% of the CDMA service revenue. For the year ending 31 December 2011 and 2012, the minimum annual lease fee shall be 90% of the total amount of the lease fee paid by the Company to China Telecommunications Corporation in the previous year.

Notes to the Unaudited Interim Financial Statements (Continued)

for the six-month period ended 30 June 2012

19.	Related Party Transactions (Continued)

(b)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	Six-month period ended 30 June
	2012 RMB thousands	2011 RMB thousands

Short-term employee benefits	4,547	4,492
Post-employment benefits	342	410

	4,889	4,902

The above remuneration is included in personnel expenses.

(c)	Contributions to post-employment benefit plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s contributions for the six-month period ended 30 June 2012 were RMB1,870 million (six- month period ended 30 June 2011: RMB1,698 million).

The amount payable for contributions to defined contribution retirement plans as at 30 June 2012 was RMB288 million (31 December 2011: RMB210 million).

(d)	Transactions with other government-related entities

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People’s Republic of China through government authorities, agencies, affiliations and other organisations (collectively referred to as “government-related entities”).

Notes to the Unaudited Interim Financial Statements (Continued)

for the six-month period ended 30 June 2012

19.	Related Party Transactions (Continued)

(d)	Transactions with other government-related entities (Continued)

Apart from transactions with parent company and its affiliates (Note 19(a)), the Group has collectively, but not individually significant transactions with other government-related entities, which include but are not limited to the following:

•	rendering and receiving services, including but not limited to telecommunications services

•	sales and purchases of goods, properties and other assets

•	lease of assets

•	depositing and borrowing money

•	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

The directors believe the above information provides appropriate disclosure of related party transactions.

20.	Events After The Reporting Period

On 22 August 2012, the Company entered into an acquisition agreement with China Telecommunications Corporation. The acquisition agreement will become effective when certain conditions are fulfilled. Pursuant to the acquisition agreement, the Company shall acquire certain CDMA network assets and associated liabilities, which are held by China Telecommunications Corporation through the network branches located in 30 provinces, municipalities and autonomous regions in the PRC (which do not include Xizang Autonomous Region). The initial consideration is RMB84,595.41 million, and is subject to price adjustment, which reflects changes in the value of the CDMA network assets and associated liabilities during the period between the date following the base date for the asset appraisal (being 31 March 2012) up to (and including) the completion date of the acquisition, to arrive at the final consideration. The acquisition is expected to be completed by the end of 2012.

Other Information

Management Discussion and Analysis

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2011 Annual Report.

Purchase, Sale or Redemption of Securities

During the six-month period ended 30 June 2012, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

Directors’ and Supervisors’ Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 30 June 2012, none of the Directors or Supervisors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).

As at 30 June 2012, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

Change in Directors and Supervisors

On 20 March 2012, Mr. Zhang Chenshuang resigned from his positions as an Executive Director and Executive Vice President of the Company due to his age. On 30 May 2012, the appointment of Mr. Ke Ruiwen, an Executive Vice President of the Company, as an Executive Director of the Company was approved at the 2011 Annual General Meeting. On 22 August 2012, Mr. Li Jinming resigned from his position as a Non-executive Director of the Company due to his age. Mr. Miao Jianhua resigned from his position as a Supervisor of the Company due to his age. Mr. Xu Cailiao and Ms. Han Fang resigned from their positions as Supervisors of the Company due to the changes in job responsibility. Mr. Chen Liangxian was proposed to be appointed as the Non-executive Director of the Company. Mr. Shao Chunbao and Mr. Hu Jing were proposed to be appointed as the Supervisors of the Company. The abovesaid proposed appointment will become effective upon the requisite resolution having been approved at the extraordinary general meeting.

The change in Directors’ or Supervisors’ biographical details, since the despatch date of the Annual Report 2011 is set out below:

Dr. Qin Xiao, an Independent Non-executive Director of the Company, was appointed as the Non-executive Chairman of the Board of Directors of Amex Resources Limited. Madam Cha May Lung, Laura, an Independent Non-executive Director of the Company, was appointed as the Chairman of the Task Force on the Financial Service Development Council of Hong Kong SAR and ceased to act as a member of the 2011 Banking & Capital Markets Industry Agenda Council of the World Economic Forum and an Independent Non-executive Director of Hong Kong Exchanges and Clearing Limited and Tata Consultancy Services Limited.

Other Information (Continued)

Save as those disclosed above, there is no other information for the Directors or Supervisors of the Company required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The updated biographical details of the Directors and Supervisors are available on the website of the Company (www.chinatelecom-h.com).

Material Interests and Short Positions in Shares and Underlying Shares of the Company

As at 30 June 2012, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the SFO are as follows:

Name of Shareholder	Number of shares held	Type of Shares	Percentage of the respective type of shares in issue (%)	Percentage of the total number of shares in issue (%)	Capacity

China Telecommunications Corporation	57,377,053,317 (Long position)	Domestic shares	85.57%	70.89%	Beneficial owner

Guangdong Rising Assets Management Co., Ltd	5,614,082,653 (Long position)	Domestic shares	8.37%	6.94%	Beneficial owner

JPMorgan Chase & Co.	1,627,739,289 (Long position)	H shares	11.73%	2.01%	97,454,207 shares as beneficial owner; 382,958,000 shares as investment manager; and 1,147,327,082 shares as security interest holder/ approved lending agent

	12,741,386 (Short position)	H shares	0.09%	0.02%	Beneficial owner

	1,147,327,082 (Shares available for lending)	H shares	8.27%	1.42%	Security interest holder/ approved lending agent

Commonwealth Bank of Australia	1,253,898,681 (Long position)	H shares	9.04%	1.55%	Interest of controlled corporation

Blackrock, Inc	1,109,471,194 (Long position)	H shares	7.99%	1.37%	Interest of controlled corporation

	80,992,925 (Short position)	H shares	0.58%	0.10%	Interest of controlled corporation

RFS Holdings B.V.	907,191,530 (Long position)	H shares	6.54%	1.12%	Interest of controlled corporation

	1,180,327,134 (Short position)	H shares	8.51%	1.46%	Interest of controlled corporation

Other Information (Continued)

Save as stated above, as at 30 June 2012, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

Audit Committee

The audit committee has reviewed with management and the Company’s international auditor, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Company’s Interim Report for the six months ended 30 June 2012.

Compliance with the Code on Corporate Governance Practices

The Company has attached great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, developing corporate governance practices and protecting shareholders’ interests to the maximum degree.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, for the six months period ended 30 June 2012. In the Company’s opinion, through supervision of the Board and Independent Non-executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution, and effectively capture business opportunities. Many international leading corporations also have a similar arrangement.

Save as stated above, the Company has been in compliance with all the code provisions under the Code on Corporate Governance Practices (effective until 31 March 2012) and the Corporate Governance Code (effective from 1 April 2012) as set out in Appendix 14 of the Listing Rules throughout the six months period ended 30 June 2012.

Compliance with Model Code for Securities Transactions by Directors

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors. Further to the specific enquiries made by the Company to all Directors, they have confirmed their compliance with the Model Code throughout the period from 1 January 2012 to 30 June 2012.

Forward-looking Statements

Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.